S|E|B

RECEIVED
2007 MAY 10 A 6:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07023381

Date
May 4, 2007

SUPPL

Re: Skandinaviska Enskilda Banken AB (publ) – File No: 82-3637

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,

SEB

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

Anna Hanselid
Investor Relations

(Enclosure)

Mailing Address	Telephone	Fax	Internet
SE-106 40 STOCKHOLM			
Office Address			
Kungsträdgårdsgatan 8	+46 8 771 621 000	+46 8 611 15 49	www.sebgroup.com

Skandinaviska Enskilda Banken AB (publ). Corporate Identity Number: 502032-9081. Registered Office: Stockholm.

Interim report January- March 2007

PRESS RELEASE **STOCKHOLM 4 MAY 2007**

SEB – operating profit SEK 4.2bn (3.7)

- Operating profit for the first quarter 2007 was SEK 4,157m, an increase of 13 per cent compared with the corresponding quarter of 2006 and 1 per cent better than the previous quarter. Net profit was SEK 3,262m.
- Business flows were strong within all areas. Assets under management as well as lending and deposit volumes reached record levels.
- Operating income increased by 6 per cent compared with the first quarter last year and was 2 per cent up on the previous quarter.
- Operating expenses were in line with the corresponding quarter last year and 2 per cent higher than in the previous quarter.
- Net credit losses remained low.
- Return on equity was 19.0 per cent (19.6) and earnings per share increased to SEK 4.81 (4.22).

"2007 has started positively. The favourable economic climate continued to cater for high business activity and strong volume growth in all of SEB's markets. Revenue generation was strong."
Annika Falkengren


Operating profit
SEKbn
3,7
3,9
3,9
4,1
4,2
Q1-06
Q2-06
Q3-06
Q4-06
Q1-07


Return on equity
SEB Group, per cent
19,6
20,2
19,9
23,2
19,0
Q1-06
Q2-06
Q3-06
Q4-06
Q1-07


Earnings per share
SEK
4,22
4,38
4,54
5,61
4,81
Q1-06
Q2-06
Q3-06
Q4-06
Q1-07


Core capital ratio
Per cent
7,3
7,5
7,9
8,2
8,3*
Q1-06
Q2-06
Q3-06
Q4-06
Q1-07
* Basel II transitional rules applied

President's comment



2007 has started positively. The favourable economic climate continued to cater for high business activity and strong volume growth in all of SEB's markets. Return on equity remained close to 20 per cent at the same time as the capital base was strengthened. Revenue generation was strong and earnings per share increased by 14 per cent on a 12-months basis.

SEB has put more emphasis on high interaction with its customers. Increased activity among corporate customers and private individuals resulted in both improved net interest income and commission income, even though higher volatility in the equity market hampered investors' risk appetite. High volumes and relatively stable margins supported revenue growth.

The contribution from SEB's markets outside Sweden was the highest ever, 57 per cent of the operating profit. Profit growth was particularly strong in Lithuania, Norway and Denmark. SEB continues to monitor closely the economic development in Estonia and Latvia with a focus on long-term quality and return of the businesses.

SEB last year initiated structural measures to achieve leadership in customer satisfaction and financial performance. This is a long-term commitment to excellence and SEB is still at an early phase of realising the full potential of a more integrated SEB. During the first three months of the three-year efficiency plan, the new Group structure became operational. It facilitates a more coordinated customer offering and increases efficiency. This allows more integrated support functions, which reduces overlaps and increases quality. As an example, the HR, procurement and premises functions are now integrated at Group level.

At the same time the operational excellence programme, SEB Way, has accelerated to streamline both front- and back-office processes and enhance customer offerings.

The divestments of the Baltic real estate, Union Inkasso and ÅF Bil are also examples of more focused and streamlined operations.

The development during the first quarter indicates a positive outlook for 2007. We will continue to invest in growth areas, partly through reallocation of resources. SEB's ability to continue to grow organically is strong.

The new organisation

In order to strengthen customer offerings, increase the integration of the Group and minimise double functions, SEB's operations are carried out through four divisions as from 1 January 2007:

- *Merchant Banking* – wholesale and investment banking for large and medium-sized companies, financial institutions and property companies.
- *Retail Banking* - retail business in Sweden, Estonia, Latvia, Lithuania and Germany as well as Card.
- *Wealth Management* - asset management and private banking
- *Life* - life insurance operations.

New Markets, i.e. SEB in Ukraine and Russia, is kept separate to nurture the long-term growth potential. All businesses are supported by three *cross-divisional support functions* - Group IT, Group Staff and Group Operations.


Merchant Banking
Retail Banking
Wealth Management
Life
Group IT
Group Operations
Group Staff

The SEB Group's financial reporting structure has been changed accordingly. The consolidated divisions are reported and commented on in the main section of the press release. A quarterly review of the divisions and the business areas of each division are included in Additional information, see Appendix 5. Furthermore, operating income, expenses and profit for SEB's consolidated business by geography are reported in the main part of the press release with a quarterly review in Additional information, see Appendix 6. For comparison purposes, the figures for 2006 have been restated according to the financial reporting structure. Restated numbers were published on 26 April, 2007.

The Group

Operating profit and net profit

SEB's *operating profit* for the first quarter amounted to SEK 4,157m (3,670), an increase of 13 per cent compared with the corresponding quarter of 2006 and 1 per cent up on the previous quarter. Net profit increased to SEK 3,262m (2,827). Profit growth was particularly strong in the Retail division, 40 per cent, and in the Life division, 56 per cent.

Income

Total operating income amounted to SEK 10,193m (9,610), up by 6 per cent compared with the corresponding quarter of last year and slightly higher than in the strong fourth quarter of 2006. Income growth was particularly strong in Denmark, Norway and the three Baltic countries.

Net interest income increased by 5 per cent compared with the previous quarter and the corresponding quarter of last year to SEK 3,767m (3,596). Adjusted for effects from structured products in Merchant Banking, net interest income development was flat compared with the previous quarter.

Volume growth was strong within all areas. Deposits grew by 4 per cent during the quarter. Lending to the public rose by 7 per cent during the quarter and was 11 per cent higher than 12 months ago. Margins are still under pressure, but have been relatively stable over the past quarters. As a consequence, customer-driven net interest income grew by 15 per cent compared with the first quarter of 2006. Higher short-term interest rate levels had a negative impact on funding costs, partly offset in net financial income.

Net fee and commission income rose to SEK 4,277m (3,993), an increase of 7 per cent from the corresponding quarter last year and in line with the previous quarter. Most commission income categories increased compared with last year. Asset management and advisory-related income were particularly strong.

Net financial income increased to SEK 1,311m (979). The improvement was an effect of high customer-driven business within the trading and capital markets area.

Net life insurance income at SEK 743m (583) grew by 27 per cent compared with the corresponding quarter of last year and by 2 per cent compared with the previous quarter. Commission growth due to increased unit-linked volumes was the main driver. A complete description of Life's operations, including changes in surplus values, is found in "Additional information" on www.sebgroup.com.

Net other income decreased to SEK 95m (459) due to hedge accounting effects and lower capital gains. No one-offs were recorded during the quarter (93).

Expenses

Total operating expenses amounted to SEK 5,802m (5,770), in line with the corresponding quarter of last year and 2 per cent higher than the previous quarter. During the quarter, SEK 34m was provisioned for redundancy costs and SEK 46m for social charges related to the long-term incentive programmes. Excluding performance-related remuneration, underlying cost growth was one per cent on a 12-months basis.

Staff costs rose by 2 per cent compared with the previous quarter and the corresponding quarter of last year, totalling SEK 3,796m (3,722). This was mainly due to annual salary adjustments. The quarterly average number of full time equivalents decreased by 146 to 19,325 (19,471) on a 12-months basis and by 267 between December 2006 and March 2007. The sale of Union Inkasso reduced the Group's FTEs by 108.

Other expenses decreased to SEK 1,678m (1,736) as a result of increased cost consciousness. From 2007, net deferred acquisition costs related to Life are split into other expenses and depreciation and not reported separately.

The incremental cost-income ratio for the Group during the first quarter was 0.05 compared with the first quarter of last year. Compared with the previous quarter it was 0.64.

Credit losses

The Group's *net credit losses*, including changes in the value of assets taken over, amounted to SEK 234m (198). The credit loss level was 0.10 per cent (0.09). Asset quality remained stable.

Tax costs

Total tax amounted to SEK 895m (843). The total tax rate was 21.5 per cent. The expected tax rate for 2007 is still 23 per cent.

Business volumes

Total assets continued to grow. The Group's total balance sheet of SEK 2,136bn as per 31 March represented an increase of 10 per cent since year-end 2006, due to growing lending and trading volumes. Currency effects from the weakening of the Swedish krona contributed to the volume increase by SEK 43bn.

SEB's total credit exposure increased to SEK 1,417bn (1,315) during the first quarter. Lending to the corporate sector showed strong growth particularly in the Nordic countries. Credit volumes related to the Nordic household sector and the Baltic banks' operations continued to grow.

As of 31 March 2007, assets under management grew to SEK 1,344bn, an increase of 6 per cent compared with year-end 2006. Net inflow during the quarter was SEK 11bn (22), while the change in value was SEK 71bn (36). SEB remained the market leader within net sales of mutual funds in Sweden, with SEK 4bn of net inflows during the first quarter of 2007 in a declining market. SEB was the second largest retail distributor of Swedish registered structured bonds and the market share of all issues rose to

18 per cent. Assets under custody amounted to SEK 5,276bn.

Market risk

During the first quarter of 2007, the Group's Value at Risk in the trading operations averaged SEK 86m (96 during the calendar year 2006). This means that the Group, on average, with 99 per cent probability, should not expect to lose more than this amount during a ten-day period.

Capital position

Since 1 February 2007, SEB reports capital adequacy in accordance with the Basel II rules. Considering the supervisory transitional rules during the first Basel II years, SEB reported a core capital ratio of 8.3 per cent (8.2) and a total capital ratio 11.6 per cent (11.5). Capital ratios according to the previous (Basel I) regulation would give capital ratios of 7.9 and 11.0 per cent, respectively. Growth of risk weighted assets (Basel I) was 7 per cent in the quarter. Appendix 3 exposes details of capital adequacy, including the effects of moving to Basel II.

Investments and divestments

SEB finalised the sale of Union Inkasso, a retail debt collection subsidiary of SEB AG, with minor effects on operating profit.

In March 2007, SEB divested the vendor-based car financing operation, ÅF Bil, of SEB Finans. The sale, to be completed during the second quarter, will have minor effects on operating profit.

Decisions at the Annual General Meeting

The Annual General Meeting on 28 March 2007 decided on remuneration principles to the President and the other members of the Group Executive Committee and on a long-term incentive programme, identical with last year's programme and based on performance shares, for approximately 500 senior officers.

It was also decided to provide the Board of Directors with mandates to repurchase own shares in order to allow for the hedging of long-term incentive programmes and for an efficient capital management and securities business.

Steven Kaempfer was elected new member of the Board, replacing Gösta Wiking. Marcus Wallenberg was re-elected Chairman of the Board. Jacob Wallenberg and Tuve Johannesson were elected Deputy Chairmen.

The dividend was raised to SEK 6.00 (4.75).

Rating

After the changes of Moody's rating methodology, SEB holds a long-term rating of Aa2. SEB has a AA-rating ambition and currently holds a AA-equivalent rating also with DBRS.

Events after the quarter

SEB has agreed on terms for the sale of its properties owned by SEB's Baltic subsidiary banks. The capital gain of minimum SEK 0.7bn will be included in the third quarter results.

The 2004 long-term incentive programme was exercised for all holders on 2 April 2007 as the closing share price exceeded the cap of SEK 220.

SEB has decided to open a representative office in New Delhi, India, during 2007.

Stockholm, 4 May 2007
Annika Falkengren
President and Chief Executive Officer

This Interim Report has been prepared in accordance with International Financial Reporting Standards IFRS/IAS, endorsed by the European Commission and therefore complies with IAS 34 Interim Financial Reporting. The accounting regulations of the Swedish Financial Supervisory Authority require some additional disclosures.

The same accounting policies and methods of computation are followed in the interim financial statements as those applied to the most recent annual financial statements.

More detailed information is presented on www.sebgroup.com "Additional information" including:

Appendix 1	Division Life
Appendix 2	Credit exposure
Appendix 3	Capital adequacy
Appendix 4	Market risk
Appendix 5	P&L by division, business area and quarter
Appendix 6	P&L by geography and quarter
Appendix 7	Skandinaviska Enskilda Banken (parent company)

Financial information during 2007

9 February	Annual Accounts for 2006
28 March	Annual General Meeting in Stockholm
4 May	Interim Report January-March
19 July	Interim Report January-June
26 October	Interim Report January-September

Access to telephone conference and video web cast

The telephone conference at 14.00 (CET) on 4 May 2007 with CEO Annika Falkengren and CFO Per-Arne Blomquist can be accessed by telephone, +44 (0) 20 7162 0025, at least 10 minutes in advance. A replay of the conference call will be available on www.sebgroup.com.

A video web-cast with CFO Per-Arne Blomquist will be available on www.sebgroup.com.

Further information is available from

Per-Arne Blomquist, Chief Financial Officer
Tel: +46 8 22 19 00
Ulf Grunnesjö, Head of Investor Relations
Tel. + 46 8 763 85 01, +46 70 763 85 01
Annika Halldin, Financial Information Officer
Tel. +46 8 763 85 60, +46 70 379 00 60

Skandinaviska Enskilda Banken AB (publ)
SE-106 40 Stockholm, Sweden
Telephone: +46 771 62 10 00
www.sebgroup.com
Corporate organisation number: 502032-9081

Review Report

We have reviewed the interim report for the period 1 January-31 March, 2007 for Skandinaviska Enskilda Banken AB (publ). Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act for Credit Institutions and Securities Companies. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity* issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act for Credit Institutions and Securities Companies.

Stockholm, 4 May 2007

PricewaterhouseCoopers AB

Peter Clemedtson	Peter Nyllinge
Authorised Public Accountant	Authorised Public Accountant
Partner in charge	

The SEB Group

Income statement – SEB Group

Condensed SEKm	Q1 2007	Q4 2006	%	Jan - Mar 2007	Jan - Mar 2006	%	Full year 2006
Net interest income	3 767	3 604	5	3 767	3 596	5	14 281
Net fee and commission income	4 277	4 274	*0*	4 277	3 993	*7*	16 146
Net financial income	1 311	1 120	*17*	1 311	979	*34*	4 036
Net life insurance income	743	732	*2*	743	583	*27*	2 661
Net other income	95	274	*-65*	95	459	*-79*	1 623
Total operating income	**10 193**	**10 004**	***2***	**10 193**	**9 610**	***6***	**38 747**
Staff costs	-3 796	-3 735	*2*	-3 796	-3 722	*2*	-14 363
Other expenses	-1 678	-1 634	*3*	-1 678	-1 736	*-3*	-6 887
Depreciation of assets	- 328	- 311	5	- 328	- 312	5	-1 287
Total operating expenses	**-5 802**	**-5 680**	***2***	**-5 802**	**-5 770**	***1***	**-22 537**
Gains less losses from tangible and intangible assets		22	*-100*		28	*-100*	70
Net credit losses incl. changes in value of seized assets	- 234	- 222	5	- 234	- 198	18	- 718
Operating profit*	**4 157**	**4 124**	***1***	**4 157**	**3 670**	***13***	**15 562**
Income tax expense	- 895	- 334	*168*	- 895	- 843	6	-2 939
Net profit	**3 262**	**3 790**	***-14***	**3 262**	**2 827**	***15***	**12 623**
Attributable to minority interests	4	3	*33*	4	5	*-20*	18
Attributable to equity holders **	**3 258**	**3 787**	***-14***	**3 258**	**2 822**	***15***	**12 605**
* Life's operating profit	458	459	*0*	458	294	56	1 470
Change in surplus values, net	244	359	*-32*	244	423	*-42*	1 660
Life's business result	702	818	*-14*	702	717	*-2*	3 130
** Basic earnings per share, SEK	4.81	5.61		4.81	4.22		18.72
** Diluted earnings per share, SEK	4.76	5.55		4.76	4.17		18.53



12-month moving average
SEB Group*, SEKm
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
Income
Expenses
Operating profit
Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05 Q1-06 Q2-06 Q3-06 Q4-06 Q1-07
* Excluding one-off charge of SEK 890m for unutilised office space in 2005

Key figures - SEB Group

	Q1 2007	Q4 2006	Jan - Mar 2007	Jan - Mar 2006	Full year 2006
Return on equity, %	19.0	23.2	19.0	19.6	20.8
Return on total assets, %	0.64	0.78	0.64	0.58	0.64
Return on risk-weighted assets, %	1.70	2.04	1.70	1.56	1.71
Basic earnings per share, SEK	4.81	5.61	4.81	4.22	18.72
Weighted average number of shares, millions*	677	675	677	670	673
Diluted earnings per share, SEK	4.76	5.55	4.76	4.17	18.53
Weighted average number of diluted shares, millions**	684	682	684	677	680
Cost/income ratio	0.57	0.57	0.57	0.60	0.58
Credit loss level, %	0.10	0.10	0.10	0.09	0.08
Reserve ratio for impaired loans, %	74.0	75.1	74.0	78.8	75.1
Level of impaired loans, %	0.22	0.22	0.22	0.20	0.22
Basel II (95% of RWA in Basel I):					
Total capital ratio, incl net profit, %	11.60		11.60		
Core capital ratio, incl net profit, %	8.33		8.33		
Risk-weighted assets, SEK billion	753		753		
Basel I:					
Total capital ratio, incl net profit, %	10.97	11.47	10.97	10.44	11.47
Core capital ratio, incl net profit, %	7.87	8.19	7.87	7.31	8.19
Risk-weighted assets, SEK billion	796	741	796	741	741
Number of full time equivalents	19 330	19 597	19 325	19 471	19 672
Number of e-banking customers, thousands	2 688	2 597	2 688	2 380	2 597
Assets under management, SEK billion	1 344	1 262	1 344	1 176	1 262

* Issued number of shares was 687,156,631 at year-end 2006. SEB then owned 8.9 million Class A shares for the employee stock option programme. During 2007 1.5 million of these shares have been sold as employee stock options have been exercised. Thus, as of 31 March SEB owned 7.4 million Class A-shares with a market value of SEK 1,663m.

** Calculated dilution based on the estimated economic value of the long-term incentive programmes.

Income statement on quarterly basis - SEB Group

SEKm	2007:1	2006:4	2006:3	2006:2	2006:1
Net interest income	3 767	3 604	3 503	3 578	3 596
Net fee and commission income	4 277	4 274	3 772	4 107	3 993
Net financial income	1 311	1 120	890	1 047	979
Net life insurance income	743	732	739	607	583
Net other income	95	274	538	352	459
Total operating income	**10 193**	**10 004**	**9 442**	**9 691**	**9 610**
Staff costs	-3 796	-3 735	-3 443	-3 463	-3 722
Other expenses	-1 678	-1 634	-1 664	-1 853	-1 736
Depreciation of assets	- 328	- 311	- 343	- 321	- 312
Total operating expenses	**-5 802**	**-5 680**	**-5 450**	**-5 637**	**-5 770**
Gains less losses from tangible and intangible assets		22	6	14	28
Net credit losses**	- 234	- 222	- 136	- 162	- 198
Operating profit*	**4 157**	**4 124**	**3 862**	**3 906**	**3 670**
Income tax expense	- 895	- 334	- 803	- 959	- 843
Net profit from continuing operations	**3 262**	**3 790**	**3 059**	**2 947**	**2 827**
Discontinued operations					
Net profit	**3 262**	**3 790**	**3 059**	**2 947**	**2 827**
Attributable to minority interests	4	3	6	4	5
Attributable to equity holders***	**3 258**	**3 787**	**3 053**	**2 943**	**2 822**
* SEB Trygg Liv's operating profit	458	459	472	295	294
Change in surplus values, net	244	359	381	492	423
SEB Trygg Liv's business result	702	818	853	787	717
** Including change in value of seized assets					
*** Basic earnings per share, SEK	4.81	5.61	4.54	4.38	4.22
Diluted earnings per share, SEK	4.76	5.55	4.48	4.35	4.17

Income statement, by Division - SEB Group

Jan-Mar 2007, SEKm	Merchant Banking	Retail Banking	Wealth Management	Life*	Other incl elimi-nations	SEB Group
Net interest income	1 323	2 338	186	- 9	- 71	3 767
Net fee and commission income	1 557	1 526	1 024		170	4 277
Net financial income	1 094	166	14		37	1 311
Net life insurance income				981	- 238	743
Net other income	45	35	6		9	95
Total operating income	**4 019**	**4 065**	**1 230**	**972**	**- 93**	**10 193**
Staff costs	-1 117	-1 231	- 383	- 256	- 809	-3 796
Other expenses	- 826	-1 065	- 215	- 128	556	-1 678
Depreciation of assets	- 23	- 102	- 14	- 130	- 59	- 328
Total operating expenses	**-1 966**	**-2 398**	**- 612**	**- 514**	**- 312**	**-5 802**
Gains less losses from tangible and intangible assets						
Net credit losses**	- 113	- 119	- 4		2	- 234
Operating profit	**1 940**	**1 548**	**614**	**458**	**- 403**	**4 157**

* Business result in Life amounted to SEK 702m (717), of which change in surplus values was net SEK 244m (423).

** Including change in value of seized assets.

Merchant Banking

Merchant Banking has two large business areas - Trading and Capital Markets and Global Transaction Services. The other business units, e.g. the CRM function, Commercial Real Estate, Corporate Finance and Structured Finance, are consolidated in Corporate Banking.

Profit and loss account

SEK m	Q1 2007	Q4 2006	%	Jan- Mar 2007	Jan- Mar 2006	%	Full year 2006
Net interest income	1 323	1 072 *	23	1 323	1 280	3	4 809
Net fee and commission income	1 557	1 515	3	1 557	1 479	5	5 874
Net financial income	1 094	1 259 *	-13	1 094	875	25	3 676
Net other income	45	165	-73	45	196	-77	779
Total operating income	**4 019**	**4 011**	**0**	**4 019**	**3 830**	**5**	**15 138**
Staff costs	-1 117	-1 058	6	-1 117	-1 184	-6	-4 082
Other expenses	-826	-756	9	-826	-760	9	-3 227
Depreciation of assets	-23	- 25	-8	-23	-25	-8	-89
Total operating expenses	**-1 966**	**-1 839**	**7**	**-1 966**	**-1 969**	**0**	**-7 398**
Profit before credit losses etc	**2 053**	**2 172**	**-5**	**2 053**	**1 861**	**10**	**7 740**
Gains less losses on assets		13	-100		-18	-100	-2
Net credit losses	-113	-101	12	-113	-54	109	-320
Operating profit	**1 940**	**2 084**	**-7**	**1 940**	**1 789**	**8**	**7 418**
Cost/Income ratio	0,49	0,46		0,49	0,51		0,49
Business equity, SEK bn	26,4	24,9		26,4	24,9		24,9
Return on equity, %	21,2	24,1		21,2	20,7		21,4
Number of full time equivalents	2 417	2 423		2 409	2 772		2 537

* Isolated quarterly effects from structured products in 2006, shifting income to net interest income from net financial income, were:
Q1: SEK 5m; Q2: SEK 41m; Q3: SEK 72m; Q4: SEK 201m

- **Operating profit increased by 8 per cent compared with the first quarter of 2006.**
- **High customer activities and continued strong business flows supported income generation.**
- **Underlying costs were stable.**

Comments on the quarter

Revenues remained stable at a high level during the first quarter of 2007. Although the period contained no significant one-off items or venture capital exits, the division reported its highest quarterly operating income to date. Revenues in the Danish and Norwegian units were particularly strong.

Operating profit increased by 8 per cent compared with the corresponding quarter of last year, but was 7 per cent lower than in the previous quarter. The high scalability of the operations following earlier investments in productivity enhancing processes and systems will benefit further by the SEB Way implementation.

Business volumes were strong across all markets and business units and picked up markedly towards the end of the quarter. Risk weighted assets grew strongly.

The high average turnover (+20 per cent) on the Nordic stock exchanges benefited SEB Enskilda, which remained the largest broker in the Nordic region in terms of market share. In the Global Transaction Services business area, increased volumes continued to offset margin pressure. Custody transactions grew by more than 60 percent compared to the corresponding quarter of 2006.

During the quarter, SEB's high quality and efficiency in cash management services was rewarded with Sony Ericsson's outsourcing of its parent company operational liquidity management.

In broadening its product range to meet customer demand, SEB was the first Nordic bank to offer Renminbi forwards in China. SEB also launched a Nordic Hedge Fund Index, offering customers diversified exposure to a sector in which SEB has leading competence.

SEB has agreed on terms for the sale of its car financing subsidiary, ÅF Bil. During 2007, SEB will take further steps to integrate its leasing and factoring business by merging the subsidiary SEB Finans AB into the parent company.

The first quarter was also marked by an intensification of Merchant Banking's investments in preparation for new EU-wide legal frameworks for financial markets (MiFID) and payments (SEPA). Both initiatives create business opportunities for SEB to attract new clients and provide new services, particularly in the cross-border context.

Retail Banking

The Retail Banking division consists of six business areas - Sweden, Germany, Estonia, Latvia, Lithuania and Card.

Profit and loss account

SEK m	Q1 2007	Q4 2006	%	Jan- Mar 2007	Jan- Mar 2006	%	Full year 2006
Net interest income	2 338	2 231	5	2 338	1 995	17	8 514
Net fee and commission income	1 526	1 518	1	1 526	1 438	6	5 752
Net financial income	166	219	-24	166	119	39	614
Net other income	35	52	-33	35	22	59	235
Total operating income	**4 065**	**4 020**	**1**	**4 065**	**3 574**	**14**	**15 115**
Staff costs	-1 231	-1 237	0	-1 231	-1 174	5	-4 885
Other expenses	-1 065	-1 079	-1	-1 065	-1 073	-1	-4 203
Depreciation of assets	-102	-101	1	-102	-104	-2	-440
Total operating expenses	**-2 398**	**-2 417**	**-1**	**-2 398**	**-2 351**	**2**	**-9 528**
Profit before credit losses etc	**1 667**	**1 603**	**4**	**1 667**	**1 223**	**36**	**5 587**
Gains less losses on assets		11	-100		17	-100	45
Net credit losses	-119	-125	-5	-119	-132	-10	-412
Operating profit	**1 548**	**1 489**	**4**	**1 548**	**1 108**	**40**	**5 220**
Cost/Income ratio	0,59	0,60		0,59	0,66		0,63
Business equity, SEK bn	24,8	22,4		24,8	22,4		22,4
Return on equity, %	19,5	20,6		19,5	15,3		18,1
Number of full time equivalents	10 566	10 651		10 527	10 553		10 661

- **Operating profit improved by 40 per cent compared with the first quarter of 2006.**
- **Operating income increased by 14 per cent, driven by strong net interest income.**
- **Operating expenses rose by 2 per cent, primarily due to continued growth in Estonia, Latvia and Lithuania. Within Retail Sweden and Card, costs decreased.**

Comments on the quarter

Strong sales and customer activity combined with favourable economic conditions enabled continued business volume growth across business areas. In Estonia, Latvia and Lithuania credit growth was 6-8 per cent - a slower growth rate than in previous quarters due to SEB's more restrictive credit granting in the region.

The Retail Sweden and Card business areas increased their profits at double digit rates, despite continued margin pressure. In Sweden, strong sales of savings and lending products combined with increased cost efficiency offset the continued margin pressure on household mortgages. As to Card, the strengthened focus on organic growth generated several new large customers during the quarter. Together with a continued growth in transaction volumes – the turnover grew by 10 per cent on a 12-months basis - and reduced operating costs this offset decreasing transaction margins and higher funding costs.

Retail operations in the Baltic countries maintained high growth. SEB's leading position in Lithuania was confirmed through the Global Finance Best bank award in the country. SEB Vilniaus Bankas' market share of around 35 per cent generated income growth of over 50 per cent.

Following the strong growth in the Baltic economies, continued high attention was paid to market development, in particular to overheating tendencies in Latvia. SEB remains focused on quality and risk-adjusted returns rather than volumes and market share.

The integration of the Baltic product units with the rest of SEB, which among other things aims at strengthening growth in areas outside lending, continued.

In Germany, progress continued in terms of 9 per cent revenue growth, a material improvement of return on equity and higher sales activity. In addition, a number of strategic initiatives to further strengthen sales were implemented with promising results. Among others, a co-operation with insurance and financial services group AXA, which favourably affected commission income.

Customer activity was high in all business areas. As an example, Retail Sweden's offerings to small and medium-sized companies were strengthened through sales of the recently launched "Enkla lånet Företag". Over 30 per cent of the sales were related to new customers.

SEB's operating excellence programme, SEB Way, has now been started in all business areas to further enhance quality and improve processes.

Wealth Management

This division has two business areas - Asset Management and Private Banking.

Profit and loss account

SEK m	Q1 2007	Q4 2006	%	Jan- Mar 2007	Jan- Mar 2006	%	Full year 2006
Net interest income	186	179	4	186	142	31	644
Net fee and commission income	1 024	1 094	-6	1 024	934	10	3 836
Net financial income	14	12	17	14	14		55
Net other income	6	11	-45	6	20	-70	60
Total operating income	**1 230**	**1 296**	**-5**	**1 230**	**1 110**	**11**	**4 595**
Staff costs	-383	-376	2	-383	-338	13	-1 440
Other expenses	-215	-207	4	-215	-189	14	-801
Depreciation of assets	-14	-15	-7	-14	-11	27	-51
Total operating expenses	**-612**	**-598**	**2**	**-612**	**-538**	**14**	**-2 292**
Profit before credit losses etc	**618**	**698**	**-11**	**618**	**572**	**8**	**2 303**
Gains less losses on assets					29	-100	29
Net credit losses	-4	4	-200	-4	6	-167	25
Operating profit	**614**	**702**	**-13**	**614**	**607**	**1**	**2 357**

	Q1 2007	Q4 2006	Jan- Mar 2007	Jan- Mar 2006	Full year 2006
Cost/Income ratio	0,50	0,46	0,50	0,48	0,50
Business equity, SEK bn	5,5	4,0	5,5	4,0	4,0
Return on equity, %	32,2	50,5	32,2	43,7	42,4
Number of full time equivalents	1 306	1 320	1 308	1 255	1 300

- **Higher business volumes and good activity supported operating income.**
- **Operating expenses increased, primarily due to expansion within Private Banking.**
- **Reduced risk appetite and lower net sales in the market – but SEB captured volumes.**

Comments on the quarter

Higher volatility in the equity markets during the quarter reduced investors' appetite for new volumes and created a shift of client volumes to less volatile investments. Despite the weak market, SEB managed to attract SEK11bn (22) of net new volumes and a substantial part to alternative investment products. In the Swedish mutual fund market SEB captured SEK 4.2bn (7.2) on a total market that showed a marginal outflow, -SEK 0,1bn (38). Private Banking had a good quarter and raised SEK 5.2bn (4.8) of new volumes whereas the institutional business saw a weaker start to the year.

The division's total assets under management grew to SEK 1,266bn, an increase of SEK 74bn or 6 per cent from year-end, mainly as a result of increased equity values.

Investment performance started well for the first quarter, with an aggregate of 56 per cent of portfolios (67) and 71 per cent (70) of assets under management ahead of their respective benchmarks.

The division had a stable operating profit compared with the first quarter of 2006. The first quarter's result was affected by performance and transaction fees of SEK154m (73). Base revenues remained stable compared with the last quarter of 2006.

Operating expenses increased compared with the first quarter of 2006 primarily due to expansion within Private Banking but also due to higher performance-related compensations, reflecting growth in volumes and income. Asset Management also had a low cost outcome in the first quarter of 2006.

Within Private Banking, brokerage revenues were high during the quarter, albeit not as high as during the strong first quarter of last year.

The integration of Asset Management and Private Banking is well underway. In Denmark and Norway, the new global Private Banking concept has been initiated. In Poland a new Private Banking branch was opened in February.

Several new products were launched to meet the demand for alternative investment products, for example Asset Selection and Currency Alpha.

Life

Life consists of three business areas - SEB Trygg Liv (Sweden), SEB Pension (Denmark) and SEB Life & Pension International.

Profit and loss account

	Q1	Q4		Jan- Mar			Full year
SEK m	**2007**	**2006**	**%**	**2007**	**2006**	**%**	**2006**
Net interest income	-9	-4	*125*	-9	-2		-15
Net life insurance income	981	934	5	981	786	25	3 471
Net other income					1	*-100*	
Total operating income	**972**	**930**	**5**	**972**	**785**	**24**	**3 456**
Staff costs	-256	-258	*-1*	-256	-247	4	-1 008
Other expenses	-128	-108	*19*	-128	-135	-5	-474
Depreciation of assets	-130	-105	*24*	-130	-109	*19*	-454
Total operating expenses	**-514**	**-471**	**9**	**-514**	**-491**	**5**	**-1 936**
Operating profit	**458**	**459**	***0***	**458**	**294**	**56**	**1 520**
Change in surplus values, net	244	359	*-32*	244	423	*-42*	1 655
Business result	**702**	**818**	***-14***	**702**	**717**	**-2**	**3 175**

	Q1 2007	Q4 2006	Jan-Mar 2007	Jan-Mar 2006	Full year 2006
Cost/Income ratio	0,53	0,51	0,53	0,63	0,56
Business equity, SEK bn	7,5	7,0	7,5	7,0	7,0
Return on equity, %					
based on operating profit	21,5	23,1	21,5	14,8	19,1
based on business result	32,9	41,1	32,9	36,1	39,9
Number of full time equivalents	1 201	1 221	1 201	1 311	1 280

- **Operating profit increased by 56 per cent compared with the first quarter of 2006.**
- **The 24 per cent income growth was primarily related to unit-linked business.**
- **The underlying operating expenses have a declining trend.**

Comments on the quarter

The division's result for the first quarter was stable, supported by continued strong stock market trends, which led to higher fund values in unit-linked and thus income growth. The results for traditional life, sickness insurance and other risk products were stable. Operating profit improved in all three business areas compared with the first quarter of last year. The business area International includes a positive effect of SEK 33m from a revaluation of technical reserves.

Total sales as well as total premium income (premiums paid) increased in the division's operations outside Sweden. However, in Sweden legislative actions stopped sales of the high volume product "Kapitalpension", which had a negative effect on both sales volumes and total premium income. In addition, the Swedish government has announced the abolition of wealth tax and reduced tax deductibility for private pension payments. This has created some uncertainty regarding short-term sales trends.

As a consequence the division's total sales, weighted volume, were down by 5 per cent compared with the corresponding quarter of last year and by 9 per cent compared with the previous quarter.

Unit-linked products continued to represent more than 80 per cent of total sales, while corporate pension products accounted for about 70 per cent of the total volume.

Total premium income (premiums paid) amounted to SEK 6,8bn compared with SEK 8,2bn for the first quarter of last year. Apart from the effect of the stop for "Kapitalpension", the discontinued transfers from SalusAnsvar, due to the new legislation, had a negative impact on premium income.

The operating expenses, excluding the effect of changes in deferred acquisition costs, showed a declining trend due to increasing realisation of the productivity gains from SEB Way and continued efficiency improvements.

The lower increase in surplus values was primarily a result of the lower sales volumes in Sweden.

The total value of unit-link funds amounted to SEK 129bn compared with SEK 120bn at year-end, an increase of 8 per cent. The strong development in the stock markets contributed about half of the increase. Total assets under management (net assets) increased by 3 per cent from year-end to SEK 408bn.

Result by geography – Q1 2007

SEB has a local presence in the Nordic and Baltic countries, Germany, Poland, the Ukraine and Russia and has a global presence through its international network in another 10 countries.

- **Strong profit growth in most markets.**
- **High income growth in Norway, Denmark and the Baltic countries.**
- **Increased cost efficiency in Sweden and Germany supported growth in other markets.**
- **Business volumes outside Sweden generated 57 per cent of SEB's operating profit.**

Comments on quarter

The business sentiment in Sweden remained strong during the first quarter and all businesses continued to report solid revenues. Income growth was affected by lower capital gains and higher funding costs for the trading and treasury business. Costs remained stable.

The other Nordic markets continued to develop favourably. Strong trading and investment banking earnings in Norway and good Life business in Denmark benefited income generation.

Business in Estonia, Latvia and, particularly Lithuania, remained strong. Improved deposit margins and relatively stable lending margins in all markets in combination with continued volume growth, created increased net interest income in excess of 50 per cent compared with the first quarter of 2006.

Following the strong growth of the Baltic economies, continued high attention was paid to market development, in particular to overheating tendencies in Latvia. SEB remains focused on quality and risk-adjusted returns rather than on volumes and market share. SEB's market share in Lithuania was stable, while it was marginally reduced in Latvia and Estonia.

Operating income in Germany was negatively affected by the reduced contribution of the treasury business following increased funding costs from higher short-term interest rates and the exit of hedges during 2006, as earlier communicated. The underlying customer business developed favourably, but operating profit was negatively impacted by higher net credit losses within Merchant Banking, related to a specific customer.

Operating profit per country, Q1 2007


Other
11%
Lithuania
7%
Latvia
4%
Estonia
5%
Germany
8%
Finland
3%
Denmark
10%
Norway
9%
Sweden
43%

Business in new markets, i.e. Ukraine and Russia, developed according to plan. SEB Bank in Ukraine intensified its focus on corporate business and the further development of treasury and cash management solutions. SEB Bank has also recently launched asset management services and investment funds in Ukraine. The next product offering to be introduced will be life insurance. Also PetroEnergoBank in Russia, which will be renamed SEB Bank in September, has strengthened its offering by launching products like cash management.

The contribution from operations outside Sweden continued to increase and accounts for 57 per cent of SEB's operating profit at present.

Distribution by country Q1	Total operating income			Total operating expenses			Operating profit		
SEKm	2007	2006	%	2007	2006	%	2007	2006	%
Sweden	4 965	4 904	1	-3 157	-3 192	-1	1 795	1 653	9
Norway	853	624	37	-442	-361	23	374	252	48
Denmark	754	614	23	-356	-314	13	398	293	36
Finland	247	238	4	-137	-144	-5	106	93	14
Germany	1 620	1 730	-6	-1 140	-1 139	0	331	460	-28
Estonia	388	282	38	-151	-121	25	225	171	32
Latvia	329	256	29	-137	-120	14	184	142	30
Lithuania	508	346	47	-195	-169	15	301	165	82
Other countries and eliminations	529	616	-14	-87	-210	-59	443	441	0
Total	**10 193**	**9 610**	**6**	**-5 802**	**-5 770**	**1**	**4 157**	**3 670**	**13**

The SEB Group

Net fee and commission income – SEB Group

SEKm	Q1 2007	Q4 2006	%	Jan - Mar 2007	Jan - Mar 2006	%	Full year 2006
Issue of securities	32	98	-67	32	42	-24	290
Secondary market shares	891	759	17	891	915	-3	3 300
Secondary market other	177	205	-14	177	109	62	531
Custody and mutual funds	1 692	1 662	2	1 692	1 487	14	6 184
Securities commissions	**2 792**	**2 724**	**2**	**2 792**	**2 553**	**9**	**10 305**
Payments	459	463	-1	459	442	4	1 787
Card fees	957	985	-3	957	868	10	3 730
Payment commissions	**1 416**	**1 448**	**-2**	**1 416**	**1 310**	**8**	**5 517**
Advisory	499	456	9	499	403	24	1 742
Lending	231	231		231	250	-8	946
Deposits	27	36	-25	27	24	13	124
Guarantees	68	71	-4	68	63	8	278
Derivatives	96	82	17	96	110	-13	384
Other	226	253	-11	226	181	25	849
Other commissions	**1 147**	**1 129**	**2**	**1 147**	**1 031**	**11**	**4 323**
Fee and commission income	**5 355**	**5 301**	**1**	**5 355**	**4 894**	**9**	**20 145**
Securities commissions	-204	-198	3	-204	-164	24	-898
Payment commissions	-576	-589	-2	-576	-494	17	-2 150
Other commissions	-298	-240	24	-298	-243	23	-951
Fee and commission expense	**-1 078**	**-1 027**	**5**	**-1 078**	**-901**	**20**	**-3 999**
Securities commissions, net	2 588	2 526	2	2 588	2 389	8	9 407
Payment commissions, net	840	859	-2	840	816	3	3 367
Other commissions, net	849	889	-4	849	788	8	3 372
Net fee and commission income	**4 277**	**4 274**	**0**	**4 277**	**3 993**	**7**	**16 146**

Net financial income – SEB Group

SEKm	Q1 2007	Q4 2006	%	Jan - Mar 2007	Jan - Mar 2006	%	Full year 2006
Equity instruments and related derivatives	147	-68		147	143	3	342
Debt instruments and related derivatives	645	529	22	645	320	102	1 424
Capital market related	**792**	**461**	**72**	**792**	**463**	**71**	**1 766**
Currency-related	519	659	-21	519	516	1	2 270
Net financial income	**1 311**	**1 120**	**17**	**1 311**	**979**	**34**	**4 036**

Net credit losses - Group

SEKm	Q1 2007	Q4 2006	%	Jan - Mar 2007	Jan - Mar 2006	%	Full year 2006
Provisions:							
Net collective provisions	- 114	212	*-154*	- 114	- 125		- 108
Specific provisions	- 245	- 455	*-46*	- 245	- 110	*123*	- 888
Reversal of specific provisions no longer required	75	173	*-57*	75	83	*-10*	544
Net provisions for contingent liabilities	31	10		31	11	*182*	31
Net provisions	**- 253**	**- 60**		**- 253**	**- 141**	***79***	**- 421**
Write-offs:							
Total write-offs	- 243	- 444	*-45*	- 243	- 225	*8*	-1 308
Reversal of specific provisions utilized for write-offs	124	221	*-44*	124	106	*17*	704
Write-offs not previously provided for	- 119	- 223	*-47*	- 119	- 119		- 604
Recovered from previous write-offs	135	62	*118*	135	77	*75*	322
Net write-offs	**16**	**- 161**	***-110***	**16**	**- 42**	***-138***	**- 282**
Net credit losses	**- 237**	**- 221**	***7***	**- 237**	**- 183**	***30***	**- 703**
Change in value of seized assets	**3**	**- 1**		**3**	**- 15**	***-120***	**- 15**
Net credit losses incl change in value	**- 234**	**- 222**	***5***	**- 234**	**- 198**	***18***	**- 718**

Balance sheet – SEB Group

Condensed SEKm	31 March 2007	31 December 2006	31 March 2006
Cash and cash balances with central banks	11 866	11 314	10 332
Loans to credit institutions	232 935	179 339	223 752
Loans to the public	1016 519	946 643	916 157
Financial assets at fair value *	684 290	610 945	591 977
Available-for-sale financial assets *	125 166	115 482	178 948
Held-to-maturity investments *	2 053	2 208	16 557
Asset held for sale / Discontinued operations	952	2 189	1 405
Investments in associates	1 134	1 085	1 236
Tangible and intangible assets	23 328	22 914	23 799
Other assets	37 879	42 322	68 264
Total assets	**2 136 122**	**1 934 441**	**2 032 427**
Deposits by credit institutions	427 367	365 980	388 732
Deposits and borrowing from the public	669 646	641 758	628 304
Liabilities to policyholders	213 289	203 719	193 923
Debt securities	457 442	388 822	385 235
Financial liabilities at fair value	174 757	150 852	249 870
Other liabilities	80 419	70 528	80 510
Provisions	1 863	2 066	2 612
Subordinated liabilities	45 325	43 449	43 385
Total equity	66 014	67 267	59 856
Total liabilities and equity	**2 136 122**	**1 934 441**	**2 032 427**
* Of which interest bearing	564 459	560 844	570 133

Memorandum items – SEB Group

SEKm	31 March 2007	31 December 2006	31 March 2006
Collateral and comparable security pledged for own liabilities	341 840	354 694	309 464
Other pledged assets and comparable collateral	228 373	189 730	190 162
Contingent liabilities	61 164	60 156	69 335
Commitments	391 485	346 517	254 638

Statement of changes in equity – SEB Group

SEKm	Minority interests	Reserve for cash flow hedges	Reserve for afs financial assets	Share capital	Restricted reserves	Retained earnings	Total
Jan-Mar 2007							
Opening balance	130	380	392	6 872	30 203	29 290	**67 267**
Dividend to shareholders						-4 123	**- 4 123**
Dividend, own holdings of shares						44	**44**
Neutralisation of PL impact and utilisation of employee stock options*						- 168	**- 168**
Neutralisation of 2004 employee stock options**						- 539	**- 539**
Eliminations of repurchased shares for employee stock option programme***						146	**146**
Taxes directly against equity						231	**231**
Other changes	2				70	- 70	**2**
Change in market value		-51	- 164				**- 215**
Recognised in income statement			72				**72**
Translation difference					35		**35**
Net income recognised directly in equity		-51	-92		35		**-108**
Net profit	4					3 258	**3 262**
Total recognised income	4	-51	-92		35	3 258	**3 154**
Closing balance	**136**	**329**	**300**	**6 872**	**30 308**	**28 069**	**66 014**
Jan-Dec 2006							
Opening balance	112	882	481	6 872	28 882	19 567	**56 796**
Dividend to shareholders						-3 264	**- 3 264**
Dividend, own holdings of shares						75	**75**
Neutralisation of PL impact and utilisation of employee stock options*						580	**580**
Eliminations of repurchased shares for employee stock option programme***						1 232	**1 232**
Other changes					1 505	-1 505	
Change in market value		-502	- 27				**- 529**
Recognised in income statement			- 62				**- 62**
Translation difference					-184		**- 184**
Net income recognised directly in equity		-502	-89		-184		**-775**
Net profit	18					12 605	**12 623**
Total recognised income	18	-502	-89		-184	12 605	**11 848**
Closing balance	**130**	**380**	**392**	**6 872**	**30 203**	**29 290**	**67 267**
Jan-Mar 2006							
Opening balance	112	882	481	6 872	28 882	19 567	**56 796**
Dividend to shareholders							
Dividend, own holdings of shares							
Neutralisation of PL impact and utilisation of employee stock options*						364	**364**
Eliminations of repurchased shares for employee stock option programme***						252	**252**
Other changes	10					6	**16**
Change in market value	-262	-75					**- 337**
Recognised in income statement		23					**23**
Translation difference					-85		**- 85**
Net income recognised directly in equity	-262	-52			-85		**-399**
Net profit	5					2 822	**2 827**
Total recognised income	-257	-52			-85	2 822	**2 428**
Closing balance	**- 135**	**830**	**481**	**6 872**	**28 797**	**23 011**	**59 856**

* Includes changes in nominal amounts of equity swaps used for hedging of stock option programmes.

** Reclassification from equity instruments to financial instruments.

*** As of 31 December 2006 SEB owned 8.9 million Class A shares for the employee stock option programme. The acquisition cost for these shares is deducted from shareholders' equity. During 2007 1.5 million of these shares have been sold as employee stock options have been exercised. Thus, as of 31 March SEB owned 7.4 million Class A-shares with a market value of SEK 1,663m for hedging of the long-term incentive programmes.

Cash flow statement – SEB Group

SEKm	Jan - Mar 2007	Jan - Mar 2006	%	Full year 2006
Cash flow from the profit and loss statement	4 813	3 509	37	15 490
Increase (-)/decrease (+) in trading portfolios	-59 637	-35 649	67	-69 110
Increase (+)/decrease (-) in issued short term securities	56 993	9 973		10 581
Increase (-)/decrease (+) in lending to credit institutions	-13 459	-31 276	-57	17 745
Increase (-)/decrease (+) in lending to the public	-70 273	-15 168		-46 351
Increase (+)/decrease (-) in liabilities to credit institutions	61 387	-10 762		-33 559
Increase (+)/decrease (-) in deposits and borrowings from the public	27 888	58 303	-52	71 495
Increase (-)/decrease (+) in insurance portfolios	9 606	11 187	-14	18 319
Change in other balance sheet items	14 321	-13 285		-1 587
Cash flow from operating activities	31 639	-23 168		-16 977
Cash flow from investment activities[1]	- 673	- 532	27	- 12
Cash flow from financing activities	9 425	21 238	-56	21 048
Net increase in cash and cash equivalents	**40 391**	**-2 462**		**4 059**
Cash and cash equivalents at beginning of year	73 751	70 796	4	70 796
Exchange difference in cash and cash equivalents	304	131	132	-1 104
Net increase in cash and cash equivalents	40 391	-2 462		4 059
Cash and cash equivalents at end of period[2]	**114 446**	**68 465**	**67**	**73 751**

1) Including investments in subsidiaries	
Cost of acquisitions	- 130
Less cash acquired	113
Outflow on acquisition	**- 17**

1) Cash and cash equivalents at end of period is defined as Cash and cash balances with central banks and Loans to credit institutions - payable on demand. Cash and cash equivalents March 2006 is restated.

Impaired loans and seized assets – SEB Group

SEKm	31 March 2007	31 December 2006	31 March 2006
Non-performing impaired loans	7 860	7 123	7 937
Performing impaired loans	1 168	1 403	1 057
Impaired loans gross*	**9 028**	**8 526**	**8 994**
Specific reserves	-4 344	-4 234	-4 674
of which reserves for non-performing loans	*-3 845*	*-3 630*	*-4 166*
of which reserves for performing loans	*-499*	*-604*	*-508*
Collective reserves	-2 334	-2 170	-2 416
Impaired loans net	**2 350**	**2 122**	**1 904**
Reserves for off-balance sheet items	-188	-215	-250
Total reserves	**-6 866**	**-6 619**	**-7 340**
Level of impaired loans (Impaired loans, net in relation to lending, at end of period)	**0.23%**	**0.22%**	**0.20%**
Reserve ratio for impaired loans (Specific and collective reserves in relation to impaired loans gross, per cent)	**74.0%**	**75.1%**	**78.8%**
Specific reserve ratio for impaired loans	*48.1%*	*49.7%*	*52.0%*
Pledges taken over			
Properties	86	86	103
Shares	42	42	45
Total volume of pledges taken over	**128**	**128**	**148**

* Individually impaired loans.

The SEB share


150
140
130
120
110
100
90
SEB A
SIX
Generalindex
European
Bank
Index

Rating

Moody's Outlook Stable		Standard & Poor's Outlook Stable		Fitch Outlook Positive		DBRS Outlook Stable	
Short	**Long**	**Short**	**Long**	**Short**	**Long**	**Short**	**Long**
P-1	Aaa	A-1+	AAA	F1+	AAA	R-1 (high)	AAA
P-2	Aa1	**A-1**	AA+	**F1**	AA+	**R-1 (middle)**	AA (high)
P-3	**Aa2**	A-2	AA	F2	AA	R-1 (low)	AA
	Aa3	A-3	AA-	F3	AA-	R-2 (high)	**AA (low)**
	A1		**A+**		**A+**	R-2 (middle)	A
	A2		A		A	R-2 (low)	BBB
	A3		A-		A-	R-3	BB
	Baa1		BBB+		BBB+	R-4	B
	Baa2		BBB		BBB	R-5	CCC CC C
	Baa3		BBB-		BBB-	D	D

SEB's major shareholders

March 2007	**Share of capital, per cent**
Investor AB	17.9
Trygg Foundation	9.6
Alecta	3.4
SHB	3.2
Swedbank Robur Funds	2.3
AFA Försäkring	2.1
SHB/SPP mutul funds	1.9
SEB mutual funds	1.6
Wallenberg Foundations	1.5
Foreign shareholders	24.7

Source: VPC/SIS Ägarservice

Appendix 1 Division Life

SEB Trygg Liv is one of the leading life insurance groups in the Nordic region. Operations comprise insurance solutions within the investment and social security area for individuals and corporations. SEB Trygg Liv provides both unit-linked and traditional insurance. The division operates in Sweden, Denmark, Finland, Ireland, the UK, Luxembourg, Estonia, Latvia and Lithuania and serves close to 2 million customers.

The traditional life insurance operations in Sweden are conducted in the mutually operated insurance companies Nya and Gamla Livförsäkringsaktiebolaget, which are not consolidated with the division's results.

Comments on the first quarter

The division achieved a strong result with operating profit of SEK 458m (294), an increase of 56 per cent. Premium payments and continued strong stock market trends, creating higher fund values, resulted in growing unit-linked incomes. Also the result for traditional life, sickness insurance and other risk products show an improving trend during the quarter. Operating profit improved in all business areas compared to the first quarter last year. International includes a one-off income of SEK 33m from a revaluation of technical reserves, partly due to a lower cost base as a result of the sale of the UK subsidiary last autumn.

Total sales, weighted volume, amounted to SEK 11,854m (12,519), a decrease of 5 per cent. Legislative actions in Sweden stopped sales of the high volume product "Kapitalpension". The product is also sold by SEB Life (Ireland). In addition, the government has announced the abolition of wealth tax and reduced tax deductibility for private pension payments. This has created some uncertainty regarding short term sales trends. Sales in Denmark and the Baltic countries continued to develop well.

Total premium income (premiums paid) amounted to SEK 6,785m (8,221), a decrease of 17 per cent. The decrease relates entirely to the Swedish market and the stop for "Kapitalpension" as well as the stop of transfers from SalusAnsvar due to the new legislation.

The underlying operating expenses have a declining trend. This is a result of the continued efforts to improve the efficiency as well as the lower sales volume during the first quarter. The decrease, excluding the effect of deferred acquisition costs, was 11 per cent.

Total assets under management, net assets, amounted to SEK 408bn (380). The value of unit-linked funds was SEK 129bn (106), an increase of 22 per cent. Since year-end the unit fund values increased by SEK 9bn or 8 per cent.

SEB Trygg Liv, Sweden

The Swedish operations are conducted partly according to a bancassurance concept, i.e. an integrated banking and insurance business, and partly through insurance mediators and other external mediators. The purpose of the bancassurance concept is to offer SEB's customers a complete range of products and services within the financial area. Savings in life insurance products, including pension savings, represent a growing share of the Swedish households' financial assets. According to the SEB "Sparbarometern" this share was 44 per cent by the end of year 2006.

Stable market position

Sales focus is on unit-linked, which represents more than 80 per cent of total sales. SEB Trygg Liv is the market leader in Sweden within unit-linked insurance with a share of new sales of 29.1 per cent (32.6) for year 2006. The market share for 2005 was influenced by the initially dominant position for the new product "Kapitalpension".

Distribution channels are SEB's branch offices, own sales force and insurance mediators.

Significant occupational pension business

Corporate sales have gradually grown and increased their share of total sales. SEB Trygg Liv is the market leader within new business unit-linked occupational pension, with a share of 26.5 per cent (27.3) for year 2006.

SEB Trygg Liv also offers administration and management of pension foundations. SEB Trygg Liv Pensionstjänst (Pension Service) is the leading Swedish company in this field.

Strong in the private market

In the private market SEB Trygg Liv has a strong position within new business unit-linked endowment insurance, with a market share of 32.1 per cent (42.4) for year 2006. SEB Trygg Liv was the first company in 2005 to launch the

new product "Kapitalpension" and is still the market leader.

Sales of private pension savings are relatively stable. SEB's sales in this area consist mainly of IPS - Individual Pension Savings and "Enkla Pensionen", a unit-linked product with a guarantee.

SEB Pension, Denmark

SEB Pension's traditional life insurance operations in Denmark are carried out in a profit-sharing company and therefore included in the division's result. By hedging the investment portfolios, the market and investment risks are controlled in relation to guaranteed commitments to policyholders. Variations in investment returns can be absorbed to a great extent by accumulated buffer funds, called "collective bonus potential".

The first quarter results include accrued income of SEK 50m from the traditional life portfolios in Denmark. The amount is placed in a "shadow account", following the local Danish legislation regarding shareholder fee available for distribution in profit-sharing traditional life insurance. The restriction of distribution to the shareholder fee is relevant in relation to the full year results only.

SEB Pension's products

SEB Pension sells savings, life, sickness and disability insurance to private individuals and corporate clients through private and corporate sales personnel, insurance mediators and Codan Forsikring (general insurance).

Savings insurance is available both as unit-linked and traditional insurance (in a profit-sharing company). In the private market unit-linked insurance accounts for almost 90 per cent of sales, while approximately 50 per cent of the corporate market consists of traditional insurance, since certain business areas still do not allow unit-linked insurance to form part of an occupational pension plan.

The market for non-traditional life insurance, such as unit-linked, keeps expanding. This growth emanates mainly from the corporate segment, via insurance mediators.

Growing occupational pension market

The Danish occupational pension market has grown by approximately 10 per cent annually since year 2000, while the private market has shown virtually zero-growth. SEB Pension's growth rate within occupational pension has been in the range of 15-18 per cent in recent years, and the company has gained market shares, accordingly.

SEB Pension's development in the private market has been in line with the general trend. Measured in terms of premium income SEB Pension is the fourth largest life insurance company in Denmark, with a market share of nearly 10 per cent.

Distribution

Most insurance companies, including SEB Pension, have developed specialised private pension sales units that primarily concentrate on high-salary groups and customers with qualified advisory requirements.

Insurance mediators and the insurance companies' corporate sales personnel comprise the two dominant sales channels in the occupational pension market.

SEB Life & Pension, International

SEB Life & Pension International includes operating subsidiaries in Ireland, Estonia, Latvia and Lithuania. Also in Ukraine a subsidiary is being established. The UK subsidiary, which ceased selling new business in 1996, was sold during the third quarter in 2006 with a positive net effect of SEK 30m. Prior to the sale the business related to Swedish customers was transferred to a UK branch of the Irish subsidiary.

The operations of the Irish company SEB Life (Ireland) are focused primarily on sales of Portfolio Bond (depot investments), existing in the form of an international endowment insurance, and Personal Life Portfolio Bond (endowment pension). The sale is primarily concentrated on the Swedish market. Since 2004, the company has also a branch office in Luxembourg via SEB Private Banking, with sales focused on Swedes living abroad.

Profit & loss account

SEKm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Full year 2006
Income unit-linked	524	523	470	446	439	1 878
Income other insurance	333	275	368	273	265	1 181
Other income	115	132	100	84	81	397
Total operating income	**972**	**930**	**938**	**803**	**785**	**3 456**
Operating expenses	-570	-617	-505	-622	-637	-2 381
Other expenses	-15	-5	-6	-30	-21	-62
Change in deferred acquisition costs	71	151	45	144	167	507
Total expenses	**-514**	**-471**	**-466**	**-508**	**-491**	**-1 936**
Operating profit [1]	**458**	**459**	**472**	**295**	**294**	**1 520**
Change in surplus value, net	244	359	381	492	423	1 655
Business result	**702**	**818**	**853**	**787**	**717**	**3 175**
Financial effects due to market fluctuations [2]	343	433	399	-852	548	528
Change in assumptions [2]	0	-72	0	0	0	-72
Total result	**1 045**	**1 179**	**1 252**	**-65**	**1 265**	**3 631**
Business equity	7 500	7 000	7 000	7 000	7 000	7 000
Return on business equity [3]						
based on operating profit, %	21,5%	23,1%	23,7%	14,8%	14,8%	19,1%
based on business result, %	32,9%	41,1%	42,9%	39,6%	36,1%	39,9%
Expense ratio, % [4]	8,4	6,6	8,7	8,1	7,7	7,7
[1] SEB Trygg Liv, Sweden	290	286	260	198	249	993
SEB Pension, Denmark	139	142	145	103	32	422
SEB Life & Pension, International	62	52	117	25	29	223
Other including central functions etc	-33	-21	-50	-31	-16	-118
	458	459	472	295	294	1 520

[2] Effect on surplus values.

[3] Annual basis after 12 per cent tax which reflects the divisions effective tax rate.

[4] Operating expenses as percentage of premium income.

Sales volume insurance (weighted)

SEKm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Full year 2006
Total	**11 854**	**13 078**	**9 556**	**11 972**	**12 519**	**47 125**
SEB Trygg Liv Sweden	**7 691**	**8 245**	**5 848**	**8 414**	**8 735**	**31 242**
Traditional life and sickness/health insurance	504	529	416	440	504	1 889
Unit-linked insurance	7 187	7 716	5 432	7 974	8 231	29 353
Private paid	1 731	3 164	1 009	2 750	2 615	9 538
Corporate paid	5 960	5 081	4 839	5 664	6 120	21 704
SEB Pension Denmark	**3 419**	**3 215**	**2 835**	**3 053**	**3 291**	**12 394**
Traditional life	1 335	1 257	1 466	1 248	1 054	5 025
Unit-linked insurance	2 084	1 958	1 369	1 805	2 237	7 369
Private paid	1 009	915	554	616	827	2 912
Corporate paid	2 410	2 300	2 281	2 437	2 464	9 482
SEB Life & Pension International	**744**	**1 618**	**873**	**505**	**493**	**3 489**
Traditional life and sickness insurance	165	199	156	148	111	614
Unit-linked insurance	579	1 419	717	357	382	2 875
Private paid	573	1 462	783	425	446	3 116
Corporate paid	171	156	90	80	47	373

Premium income and Assets under management

SEKm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Full year 2006
Premium income						
Total	**6 785**	**9 374**	**5 782**	**7 705**	**8 221**	**31 082**
SEB Trygg Liv Sweden	**4 432**	**5 660**	**3 859**	**5 632**	**6 108**	**21 259**
Traditional life and sickness/health insurance	869	1 079	700	790	908	3 477
Unit-linked insurance	3 563	4 581	3 159	4 842	5 200	17 782
SEB Pension Denmark	**1 622**	**2 242**	**1 349**	**1 516**	**1 398**	**6 505**
Traditional life and sickness insurance	865	1 462	935	945	896	4 238
Unit-linked insurance	757	780	414	571	502	2 267
SEB Life & Pension International	**731**	**1 472**	**574**	**557**	**715**	**3 318**
Traditional life and sickness insurance	95	197	145	85	84	511
Unit-linked insurance	636	1 275	429	472	631	2 807
Assets under management, net assets *						
Total	**407 700**	**395 300**	**381 400**	**364 200**	**380 000**	**395 300**
SEB Trygg Liv Sweden	**303 900**	**295 400**	**282 300**	**269 400**	**277 900**	**295 400**
Traditional life and sickness/health insurance	197 000	194 200	188 400	181 900	187 400	194 200
Unit-linked insurance	106 900	101 200	93 900	87 500	90 500	101 200
SEB Pension Denmark	**87 600**	**84 700**	**86 000**	**82 100**	**88 500**	**84 700**
Traditional life and sickness insurance	80 900	80 400	82 200	78 800	85 600	80 400
Unit-linked insurance	6 700	4 300	3 800	3 300	2 900	4 300
SEB Life & Pension International	**16 200**	**15 200**	**13 100**	**12 700**	**13 600**	**15 200**
Traditional life and sickness insurance	900	1 000	800	700	700	1 000
Unit-linked insurance	15 300	14 200	12 300	12 000	12 900	14 200

* rounded to whole 100 millions

Surplus value accounting

SEKm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Full year 2006
Surplus values, opening balance	**12 872**	**12 148**	**11 369**	**11 729**	**10 755**	**10 755**
Present value of new sales [1]	482	765	403	658	719	2 545
Return/realised value on policies from previous periods	-62	-45	-58	-35	-35	-173
Actual outcome compared to assumptions [2]	-105	-210	81	13	-94	-210
Change in surplus values from ongoing business, gross	**315**	**510**	**426**	**636**	**590**	**2 162**
Capitalisation of acquisition costs for the period	-189	-243	-157	-248	-263	-911
Amortisation of capitalised acquisition costs	118	92	112	104	96	404
Change in surplus values from ongoing business, net [3]	**244**	**359**	**381**	**492**	**423**	**1 655**
Financial effects due to short term market fluctuations [4]	343	433	399	-852	548	528
Change in assumptions [5]		-72				-72
Total change in surplus values	**587**	**720**	**780**	**-360**	**971**	**2 111**
Exchange rate differences etc	-7	4	-1	0	3	6
Surplus values, closing balance [6]	**13 452**	**12 872**	**12 148**	**11 369**	**11 729**	**12 872**

1) Sales defined as new contracts and extra premiums in existing contracts.

2) The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. However, the actual income and administrative expenses are included in full in the operating result.

3) Deferred acquisition costs are capitalised in the accounts and amortised according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and amortisation during the period.

4) Assumed unit growth is 6 per cent, i.e. 1.5 per cent per quarter. Actual growth results in positive or negative financial effects.

5) In Q4 2006 the assumption of a 1% transfer of ITPK policies was introduced in Sweden with a negative effect. The surrender rate was changed from 10 per cent to 6 or 12 per cent depending on years past since signement of contracts. Administrative costs per policy were also adjusted with a positive effect.

6) Estimated surplus value according to the above are not included in the SEB Group's consolidated accounts. The closing balance is shown after the deduction of capitalised acquisition costs (SEK 2,922m at March 31, 2007).

Surplus values

Surplus values are the present values of future profits from written insurance policies. They are calculated to better evaluate the profitability of a life insurance business since an insurance policy often has a long duration. Income accrues regularly throughout the duration of the policy. Costs, on the other hand, mainly arise at the point of sale, which leads to an imbalance between income and costs at the time when a policy is signed.

SEB Trygg Liv uses the method of surplus value calculations since 1997 for both internal management accounting and external reporting. The reporting is according to international practice and is reviewed by an external party. Surplus values are not consolidated in the SEB Group accounts. For the Danish business, surplus values are included for the unit linked business but not for the traditional insurance business. For traditional insurance in Denmark, profit distribution between shareholders and policyholders is defined by the so-called contribution principle. No surplus values are included for the Baltic insurance business.

Assumptions for calculating surplus values

The surplus value calculation is based on different assumptions, which are adjusted when necessary to correspond to the long-term actual development.

Discount rate	8%
Surrender rate of endowment insurance, contracts signed within 5 years / thereafter	6% / 12%
Lapse rate of regular premiums, unit-linked	10%
Growth in fund units	6%
Inflation CPI / Inflation expenses	2% / 3%
Right to transfer policy (unit-linked)	1%
Mortality	According to the Group's experience

The sensitivity analysis

The calculation of surplus values is relatively sensitive to changes in assumptions. A change of the discount rate by +1/-1 percentage point gives an effect in surplus values of SEK –1,367/+1,610m. A higher or lower actual return/growth in fund units will result in positive or negative effects when the surplus value change of the period is calculated. A change in the growth assumption by +1/-1 percentage point will give a change in surplus values of SEK +1,434/-1,238m.

New business profit

One way of measuring profitability of sales is to calculate the new business profit. Profit from new business, the net of present value of new sales and sales expenses, is measured in relation to the weighted sales volume.

SEKm	Jan-Mar 2007	Full year 2006	Full year 2005	Full year 2004
SEB Trygg Liv Sweden				
Sales volume weighted (regular + single/10)	**801**	**3 345**	**3 678**	**2 962**
Present value of new sales	431	1 788	1 924	1 525
Sales expenses	-224	-970	-1 116	-947
Profit from new business	**207**	**818**	**808**	**578**
Sales margin new business	25,8%	24,5%	22,0%	19,5%

In the sales margin calculations for 2006, the volume transferred from SalusAnsvar was not included.

Embedded value

SEKm	31 Mar 2007	31 Dec 2006	31 Dec 2005	31 Dec 2004
Equity [1]	8 873	8 450	7 696	6 482
Surplus values	13 452	12 872	10 755	7 757

[1] During 2006 a dividend of SEK 400m was paid to the parent company.

Traditional life insurance, Sweden

Gamla and Nya Livförsäkringsaktiebolaget

The traditional insurance business is operated in Gamla and Nya Livförsäkringsaktiebolaget SEB Trygg Liv. The entities are operated according to mutual principles and are not consolidated in SEB Trygg Liv's result. Gamla Livförsäkringsaktiebolaget is closed for new business.

The policyholder organisation, Trygg Stiftelsen (the Trygg Foundation), has the purpose to secure policy holders' influence in Gamla Livförsäkringsaktiebolaget. The Trygg Foundation is entitled to:

- Appoint two board members of Gamla Livförsäkrings-aktiebolaget and, jointly with SEB, appoint the Chairman of the Board, which consists of five members.
- Appoint the majority of members and the Chairman of the Finance Delegation, which is responsible for the asset management of Gamla Livförsäkringsaktiebolag.

For more facts concerning these companies see SEB Trygg Liv at: www.sebgroup.com.

Appendix 2 Credit Exposure

Credit Exposure by Industry, SEKbn

(before provisions for possible credit losses)

	TOTAL			
	31 Mar 2007	%	31 Dec 2006	%
Banks	**210.4**	**14.8**	**168.6**	**12.8**
Corporate	**519.5**	**36.7**	**485.0**	**36.9**
Finance and insurance	38.2	2.7	36.3	2.8
Wholesale and retail	71.5	5.0	65.6	5.0
Transportation	49.3	3.5	46.0	3.5
Other service sectors	104.1	7.4	61.8	4.7
Construction	18.6	1.3	16.8	1.3
Manufacturing	135.9	9.6	125.3	9.5
Other	101.9	7.2	133.3	10.1
Property Management	**184.8**	**13.0**	**190.7**	**14.5**
Public Administration	**107.1**	**7.6**	**96.6**	**7.3**
Households	**395.6**	**27.9**	**374.3**	**28.5**
Housing loans	293.4	20.7	269.6	20.5
Other	102.2	7.2	104.7	8.0
Total credit portfolio	**1 417.4**	**100.0**	**1 315.3**	**100.0**
Of which:				
Loans & leasing	**1 022.4**		**937.1**	
Contingent Liabilities & Commitments	**328.5**		**322.4**	
Derivatives*	**66.5**		**55.8**	
Repos	**233.7**		**195.3**	
Credit institutions	94.4		82.9	
General public	139.7		112.4	
Bonds and other interest bearing securities	**508.4**		**487.3**	

Credit Exposure*, Emerging Markets, SEKbn

	31 Mar 2007	31 Dec 2006
Asia	**8.7**	**8.2**
China	3.0	3.0
Hong Kong	2.1	2.1
India	1.1	0.8
Latin America	**1.6**	**1.4**
Brazil	0.9	0.8
Eastern and Central Europé	**5.8**	**5.2**
Russia	3.2	2.6
Africa and Middle East	**3.5**	**4.0**
UAE	0.8	0.8
Turkey	0.5	0.6
Iran	0.4	0.5
Saudi Arabia	0.4	0.6
Total - gross	**19.6**	**18.8**
Reserve	0.3	0.3
Total - net	**19.3**	**18.5**

*) Exposure on the domestic market for the Baltic subsidiary banks has been excluded from the table

Appendix 3a Capital base of the SEB financial group of undertakings

SEKm	31 March 2007	31 December 2006
Total equity according to balance sheet (1)	66 014	67 267
./. Dividend for year 2006 (excl repurchased shares)		-4 070
./. Estimeted dividend for current year (excl repurchased shares)	-1 020	
./. Deductions for investments outside the financial group of undertakings (2)	-86	
./. Other deductions outside the financial group of undertakings (3)	-2 958	-2 622
=Total equity in the capital adequacy	**61 950**	**60 575**
Core capital contribution	7 722	7 543
Adjustment for hedge contracts (4)	305	51
Provisioning shortfall for IRB-reported credit exposures (5)	-139	
./. Unrealised value changes on available-for-sale financial assets (6)	-296	-388
./. Goodwill (7)	-5 432	-5 341
./. Other intangible assets	-568	-712
./. Deferred tax assets	-857	-1 066
= Core capital (tier 1)	**62 685**	**60 662**
Dated subordinated debt	23 497	22 770
./. Deduction for remaining maturity	-1 578	-1 289
Perpetual subordinated debt	14 303	13 973
Provisioning shortfall for IRB-reported credit exposures (5)	-139	
Unrealised gains on available-for-sale financial assets (6)	422	381
= Supplementary capital (tier 2)	**36 505**	**35 835**
./. Deductions for investments in insurance companies (8)	-10 583	-10 500
./. Deductions for other investments outside the financial group of undertakings (2)	-86	-464
./. Deduction for pension assets in excess of related liabilities (9)	-1 233	-611
= Capital base	**87 288**	**84 922**

To note:

Total equity according to the balance sheet (1) includes the current year's profit which has been reviewed by the auditors.

Deductions (2) for investments outside the financial group of undertakings should be made with equal parts from core and supplementary capital. However, investments in insurance companies made before 20 June 2006 can be deducted from supplementary capital (8) – this holds for SEB's investments in insurance companies.

The deduction (3) consists of retained earnings in subsidiaries outside the financial group of undertakings.

The adjustment (4) refers to differences in how hedging contracts are acknowledged according to the capital adequacy regulation, as compared with the preparation of the balance sheet.

If provisions and value adjustments for credit exposures reported according to the Internal Rating Based approach fall short of expected losses on these exposures, the difference (5) should be deducted in equal parts from primary and supplementary capital.

Surplus values in Available For Sale portfolios (6) must not be included in the core capital. However, if the surplus is attributable to equity instruments it may be included in the supplementary capital.

Goodwill in the capital adequacy differs from what is stated in the balance sheet due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet. Goodwill in (7) relates only to companies in the financial group of undertakings. Goodwill related to insurance companies (SEK 5,721m) is included in the deductions (8).

Pension surplus values (9) should be deducted from the capital base, excepting such indemnification as prescribed in the Swedish Act on safeguarding of pension undertakings.

On 31 March 2007, the parent company's core capital (tier 1) was SEK 46,847m (46,662), and the reported core capital ratio was 10.0 per cent (16.5 according to Basel I).

Appendix 3b Capital requirements for the SEB financial group of undertakings

To facilitate comparison with previous reporting, the regulatory capital requirements below are expressed also as risk weighted assets (RWA, 12.5 times the capital requirement). For operational and market risk these are derived entities, since the new regulation is formulated directly in terms of capital requirements. SEB's own capital targets are set considerably higher than the regulatory minima.

31 March 2007	Capital req't SEKm	RWA SEKm
Companies that report according to Basel II (1)		
Credit risk, IRB approach: Institutions	2 962	37 021
Credit risk, IRB approach: Corporates (2)	19 711	246 382
Credit risk, IRB approach: Retail mortgages	3 363	42 034
Total for credit risk, IRB approach	**26 035**	**325 437**
Credit risk, Standardised approach (3)	6 563	82 034
Operational risk, Basic Indicator approach	3 723	46 540
Currency price risk	332	4 149
Trading book risks	3 717	46 468
Total, companies that report according to Basel II	**40 370**	**504 628**
Companies that report according to Basel I		
Credit risk	12 215	152 687
Currency price risk	0	0
Trading book risks	39	485
Total, companies that report according to Basel I	**12 254**	**153 172**
Summary		
Credit risk, Basel II	32 598	407 471
Credit risk, Basel I	12 215	152 687
Operational risk	3 723	46 540
Market risk	4 088	51 102
Total	**52 624**	**657 800**
Adjustment for flooring rules		
Additional requirement according to transitional flooring (4)	7 597	94 964
Total rapported	**60 221**	**752 764**

To note:

The capital requirement for the individual company (both in solo and in consolidated reporting) is computed either fully according to Basel I or fully according to Basel II. The companies (1) that in 31 March 2007 reporting follow Basel II are SEB AB, SEB BoLån AB, SEB Finans AB, SEB AG, and SEB Gyllenberg Ab.

In Basel II, counterparty risk (repos, securities lending, derivatives) in the trading book is referred to credit risk, and not to market risk as in Basel I.

Corporate exposures (2) exclude such small companies where the total exposure does not exceed certain regulatory-defined thresholds.

Reporting according to the Standardised approach (3) mainly refers to exposures to the public sector, to small companies as described in the previous paragraph, and to other household exposures than those secured by residential mortgage.

Swedish law (2006:1372) stipulates that during the year 2007 institutions should have a capital base not below 95 per cent of the capital requirement according to previous (Basel I) regulation. The addition (4) is made in consequence with this transitional rule.

Appendix 3c Capital adequacy analysis

The new regulation had a slight negative effect on the capital base since SEB should deduct a provisioning shortfall (compared with expected losses) of SEK 277m for credit exposures reported according to the IRB approach. Changed rules for deduction of investments outside the financial group of undertakings meant that SEK 86m was moved from core to supplementary capital.

SEB has decided on a gradual roll-out of the new framework, which means that the aggregate capital requirement is calculated using a combination of Basel I and Basel II rules. At the first reporting as per 31 March 2007 more than 70 per cent of the total credit portfolio is reported according to the IRB approach. Operational risk reporting follows the Basic Indicator approach, awaiting supervisory processing of SEB's application to use the Advanced Measurement approach.

The part of the Group that follows Basel II reports credit risk RWA of SEK 407bn and operational risk RWA of SEK 46.5bn; a total of 454bn. The same part of the Group would report credit risk RWA of 577bn under Basel I. The lower Basel II number can be derived from considerably lower capital requirements for mortgages and for corporate exposures, while the risk weight for exposures to institutions is roughly the same under the two frameworks.

Capital adequacy	31 March 2007	31 December 2006
Capital resources		
Core capital (tier 1)	62 685	60 662
Capital base	87 288	84 922
Capital adequacy as reported		
Risk weighted assets	752 764	740 513
Core capital ratio	8,3%	8,2%
Total capital ratio	11,6%	11,5%
Capital adequacy following Basel I		
Risk weighted assets	796 032	740 513
Core capital ratio	7,9%	8,2%
Total capital ratio	11,0%	11,5%
Capital adequacy without transitional floor		
Risk weighted assets	657 800	
Core capital ratio	9,5%	
Total capital ratio	13,3%	

The regulatory requirements can be expressed as a total capital ratio of at least 8 per cent and a core capital ratio of at least 4 per cent. However, and following the "second pillar" of the new framework, banks are expected to operate above this level. The margin supports SEB's high rating ambitions, covering risks that are not included in the capital adequacy regulation, and representing a buffer for the less benign phases of the business cycle. The Group's internal capital assessment process is based on the long term business plans and utilises SEB's economic capital model, supplemented e.g. with macro economic analysis and stress testing.

Appendix 4 Market risk

The Group's risk-taking in trading operations is measured by so-called value at risk, VaR. The Group has chosen a probability level of 99 per cent and a ten-day time horizon. The table below shows the risk by risk type. Total VaR by the reporting date was SEK 91m (65 at year end 2006). Average VaR level during the first quarter was SEK 86m, compared with 96m during the calendar year 2006.

During the quarter VaR levels for interest rate and foreign exchange risk have remained relatively stable due to low volatilities and only small position changes. The equity VaR was however affected by higher market volatility. The increase in equity VaR was entirely volatility driven since the positions were reduced during this period.

SEKm	Min	Max	31 March 2007	Average 2007	Average 2006
Interest risk	28	76	45	42	63
Currency risk	8	83	35	23	30
Equity risk	31	150	109	68	48
Diversification			-98	-47	-45
Total	**57**	**155**	**91**	**86**	**96**

Appendix 5 Profit and loss accounts by division, business area and quarter

The SEB Group
Total

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	3 596	3 578	3 503	3 604	3 767	14 281
Net fee and commission income	3 993	4 107	3 772	4 274	4 277	16 146
Net financial income	979	1 047	890	1 120	1 311	4 036
Net life insurance income	583	607	739	732	743	2 661
Net other income	459	352	538	274	95	1 623
Total operating income	**9 610**	**9 691**	**9 442**	**10 004**	**10 193**	**38 747**
Staff costs	-3 722	-3 463	-3 443	-3 735	-3 796	-14 363
Other expenses	-1 736	-1 853	-1 664	-1 634	-1 678	-6 887
Depreciation of assets	-312	-321	-343	-311	-328	-1 287
Total operating expenses	**-5 770**	**-5 637**	**-5 450**	**-5 680**	**-5 802**	**-22 537**
Profit before credit losses etc	**3 840**	**4 054**	**3 992**	**4 324**	**4 391**	**16 210**
Gains less losses from assets	28	14	6	22		70
Net credit losses including change in value of seized assets	-198	-162	-136	-222	-234	-718
Operating profit	**3 670**	**3 906**	**3 862**	**4 124**	**4 157**	**15 562**
Income tax expense	-843	-959	-803	-334	-895	-2 939
Net profit continued operations	**2 827**	**2 947**	**3 059**	**3 790**	**3 262**	**12 623**
Discontinued operations						
Net profit	**2 827**	**2 947**	**3 059**	**3 790**	**3 262**	**12 623**
Attributable to minority interests	5	4	6	3	4	18
Attributable to equity holders	**2 822**	**2 943**	**3 053**	**3 787**	**3 258**	**12 605**

Merchant Banking
Total

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	1 280	1 283	1 174	1 072 *	1 323	4 809
Net fee and commission income	1 479	1 504	1 376	1 515	1 557	5 874
Net financial income	875	847	695	1 259 *	1 094	3 676
Net other income	196	225	193	165	45	779
Total operating income	**3 830**	**3 859**	**3 438**	**4 011**	**4 019**	**15 138**
Staff costs	-1 184	-887	-953	-1 058	-1 117	-4 082
Other expenses	-760	-881	-830	-756	-826	-3 227
Depreciation of assets	-25	-18	-21	-25	-23	-89
Total operating expenses	**-1 969**	**-1 786**	**-1 804**	**-1 839**	**-1 966**	**-7 398**
Profit before credit losses etc	**1 861**	**2 073**	**1 634**	**2 172**	**2 053**	**7 740**
Gains less losses from assets	-18		3	13		-2
Net credit losses	-54	-85	-80	-101	-113	-320
Operating profit	**1 789**	**1 988**	**1 557**	**2 084**	**1 940**	**7 418**

* Isolated quarterly effects from structured products in 2006, shifting income to net interest income from net financial income, were: Q1: SEK 5m; Q2: SEK 41m; Q3: SEK 72m; Q4: SEK 201m

Merchant Banking
Trading and Capital Markets

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	283	184	126	-91 *	146	502
Net fee and commission income	704	621	483	652	629	2 460
Net financial income	866	813	698	1 285 *	1 084	3 662
Net other income	7	206	19	1	9	233
Total operating income	**1 860**	**1 824**	**1 326**	**1 847**	**1 868**	**6 857**
Staff costs	-571	-419	-452	-503	-531	-1 945
Other expenses	-316	-358	-352	-312	-350	-1 338
Depreciation of assets	-8	-6	-6	-8	-7	-28
Total operating expenses	**-895**	**-783**	**-810**	**-823**	**-888**	**-3 311**
Profit before credit losses etc	**965**	**1 041**	**516**	**1 024**	**980**	**3 546**
Gains less losses from assets						
Net credit losses	-7	-14	-15	21	-23	-15
Operating profit	**958**	**1 027**	**501**	**1 045**	**957**	**3 531**

* Isolated quarterly effects from structures products in 2006, shifting income to net interest income from net financial income, were: Q1: SEK 5m; Q2: SEK 41m; Q3: 72m; Q4: SEK 201m.

Merchant Banking
Corporate Banking

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	746	792	765	820	852	3 123
Net fee and commission income	425	512	552	500	541	1 989
Net financial income	-21	9	-21	-43	-13	-76
Net other income	185	16	168	153	31	522
Total operating income	**1 335**	**1 329**	**1 464**	**1 430**	**1 411**	**5 558**
Staff costs	-505	-376	-404	-442	-480	-1 727
Other expenses	-132	-202	-176	-115	-172	-625
Depreciation of assets	-16	-12	-13	-15	-14	-56
Total operating expenses	**-653**	**-590**	**-593**	**-572**	**-666**	**-2 408**
Profit before credit losses etc	**682**	**739**	**871**	**858**	**745**	**3 150**
Gains less losses from assets	-18		3	12		-3
Net credit losses	-45	-69	-63	-125	-90	-302
Operating profit	**619**	**670**	**811**	**745**	**655**	**2 845**

Merchant Banking
Global Transaction Services

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	251	307	282	344	325	1 184
Net fee and commission income	349	370	342	364	388	1 425
Net financial income	29	25	18	17	23	89
Net other income	5	4	5	11	4	25
Total operating income	**634**	**706**	**647**	**736**	**740**	**2 723**
Staff costs	-108	-92	-97	-113	-105	-410
Other expenses	-312	-321	-303	-329	-305	-1 265
Depreciation of assets	-1	-1	-1	-2	-2	-5
Total operating expenses	**-421**	**-414**	**-401**	**-444**	**-412**	**-1 680**
Profit before credit losses etc	**213**	**292**	**246**	**292**	**328**	**1 043**
Gains less losses from assets						
Net credit losses	-1	-1	-1	2		-1
Operating profit	**212**	**291**	**245**	**294**	**328**	**1 042**

Retail Banking
Total

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	1 995	2 083	2 205	2 231	2 338	8 514
Net fee and commission income	1 438	1 479	1 317	1 518	1 526	5 752
Net financial income	119	148	128	219	166	614
Net other income	22	47	114	52	35	235
Total operating income	**3 574**	**3 757**	**3 764**	**4 020**	**4 065**	**15 115**
Staff costs	-1 174	-1 220	-1 254	-1 237	-1 231	-4 885
Other expenses	-1 073	-1 080	-971	-1 079	-1 065	-4 203
Depreciation of assets	-104	-115	-120	-101	-102	-440
Total operating expenses	**-2 351**	**-2 415**	**-2 345**	**-2 417**	**-2 398**	**-9 528**
Profit before credit losses etc	**1 223**	**1 342**	**1 419**	**1 603**	**1 667**	**5 587**
Gains less losses from assets	17	14	3	11		45
Net credit losses	-132	-95	-60	-125	-119	-412
Operating profit	**1 108**	**1 261**	**1 362**	**1 489**	**1 548**	**5 220**

Retail Banking
Retail Sweden

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	923	960	976	981	975	3 840
Net fee and commission income	471	455	345	474	462	1 745
Net financial income	43	58	39	109	56	249
Net other income	3	5	4	3	5	15
Total operating income	**1 440**	**1 478**	**1 364**	**1 567**	**1 498**	**5 849**
Staff costs	-428	-441	-477	-444	-429	-1 790
Other expenses	-466	-494	-407	-474	-441	-1 841
Depreciation of assets	-2	-10	-2	-5	-4	-19
Total operating expenses	**-896**	**-945**	**-886**	**-923**	**-874**	**-3 650**
Profit before credit losses etc	**544**	**533**	**478**	**644**	**624**	**2 199**
Gains less losses from assets						
Net credit losses	-26	-13	-21	-21	-25	-81
Operating profit	**518**	**520**	**457**	**623**	**599**	**2 118**

Retail Banking
Retail Estonia

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	144	162	173	193	211	672
Net fee and commission income	76	92	90	87	98	345
Net financial income	17	24	19	32	39	92
Net other income	6	13	8	8	8	35
Total operating income	**243**	**291**	**290**	**320**	**356**	**1 144**
Staff costs	-66	-70	-72	-76	-84	-284
Other expenses	-34	-31	-36	-45	-44	-146
Depreciation of assets	-12	-10	-11	-8	-9	-41
Total operating expenses	**-112**	**-111**	**-119**	**-129**	**-137**	**-471**
Profit before credit losses etc	**131**	**180**	**171**	**191**	**219**	**673**
Gains less losses from assets	13		5	13		31
Net credit losses	-3	2	-6	-13	-12	-20
Operating profit	**141**	**182**	**170**	**191**	**207**	**684**

Retail Banking
Retail Latvia

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	172	195	214	244	252	825
Net fee and commission income	55	62	62	60	46	239
Net financial income	22	20	22	22	22	86
Net other income	2	2	3	1	6	8
Total operating income	**251**	**279**	**301**	**327**	**326**	**1 158**
Staff costs	-55	-63	-57	-73	-62	-248
Other expenses	-41	-42	-36	-43	-49	-162
Depreciation of assets	-19	-18	-18	-17	-17	-72
Total operating expenses	**-115**	**-123**	**-111**	**-133**	**-128**	**-482**
Profit before credit losses etc	**136**	**156**	**190**	**194**	**198**	**676**
Gains less losses from assets	4		-1			3
Net credit losses	2	-6	3	-24	-8	-25
Operating profit	**142**	**150**	**192**	**170**	**190**	**654**

Retail Banking
Retail Lithuania

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	201	234	265	272	339	972
Net fee and commission income	82	83	83	85	103	333
Net financial income	41	44	49	58	50	192
Net other income	7	7	9	11	10	34
Total operating income	**331**	**368**	**406**	**426**	**502**	**1 531**
Staff costs	-81	-87	-87	-92	-102	-347
Other expenses	-60	-53	-60	-68	-65	-241
Depreciation of assets	-19	-17	-21	-16	-18	-73
Total operating expenses	**-160**	**-157**	**-168**	**-176**	**-185**	**-661**
Profit before credit losses etc	**171**	**211**	**238**	**250**	**317**	**870**
Gains less losses from assets		14	2			16
Net credit losses	-12	-12	-7	-10	-12	-41
Operating profit	**159**	**213**	**233**	**240**	**305**	**845**

Retail Banking
Retail Germany

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	452	435	475	456	473	1 818
Net fee and commission income	337	325	291	326	374	1 279
Net financial income	-3	1	-1	-2		-5
Net other income	-2	13	14	23	5	48
Total operating income	**784**	**774**	**779**	**803**	**852**	**3 140**
Staff costs	-385	-392	-395	-391	-383	-1 563
Other expenses	-307	-298	-298	-271	-321	-1 174
Depreciation of assets	-44	-53	-61	-46	-48	-204
Total operating expenses	**-736**	**-743**	**-754**	**-708**	**-752**	**-2 941**
Profit before credit losses etc	**48**	**31**	**25**	**95**	**100**	**199**
Gains less losses from assets			-2	-3	-1	-5
Net credit losses	-60	-41	-11	-44	-31	-156
Operating profit	**-12**	**-10**	**12**	**48**	**68**	**38**

Retail Banking
Cards

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	103	98	102	85	89	388
Net fee and commission income	416	456	441	479	436	1 792
Net other income	5	14	78	12	8	109
Total operating income	**524**	**568**	**621**	**576**	**533**	**2 289**
Staff costs	-159	-166	-167	-163	-170	-655
Other expenses	-164	-163	-132	-177	-145	-636
Depreciation of assets	-8	-7	-7	-7	-8	-29
Total operating expenses	**-331**	**-336**	**-306**	**-347**	**-323**	**-1 320**
Profit before credit losses etc	**193**	**232**	**315**	**229**	**210**	**969**
Gains less losses from assets				1		1
Net credit losses	-33	-26	-17	-13	-31	-89
Operating profit	**160**	**206**	**298**	**217**	**179**	**881**

Wealth Management
Total

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	142	158	165	179	186	644
Net fee and commission income	934	960	848	1 094	1 024	3 836
Net financial income	14	19	10	12	14	55
Net other income	20	24	5	11	6	60
Total operating income	**1 110**	**1 161**	**1 028**	**1 296**	**1 230**	**4 595**
Staff costs	-338	-371	-355	-376	-383	-1 440
Other expenses	-189	-206	-199	-207	-215	-801
Depreciation of assets	-11	-12	-13	-15	-14	-51
Total operating expenses	**-538**	**-589**	**-567**	**-598**	**-612**	**-2 292**
Profit before credit losses etc	**572**	**572**	**461**	**698**	**618**	**2 303**
Gains less losses from assets	29					29
Net credit losses	6	11	4	4	-4	25
Operating profit	**607**	**583**	**465**	**702**	**614**	**2 357**

Wealth Management
Asset Management

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	20	22	29	36	35	107
Net fee and commission income	610	653	603	783	720	2 649
Net financial income	2	4	4		2	10
Net other income	4	3	2	11	5	20
Total operating income	**636**	**682**	**638**	**830**	**762**	**2 786**
Staff costs	-172	-203	-184	-203	-202	-762
Other expenses	-111	-120	-125	-122	-128	-478
Depreciation of assets	-5	-5	-5	-6	-5	-21
Total operating expenses	**-288**	**-328**	**-314**	**-331**	**-335**	**-1 261**
Profit before credit losses etc	**348**	**354**	**324**	**499**	**427**	**1 525**
Operating profit	**348**	**354**	**324**	**499**	**427**	**1 525**

Wealth Management
Private Banking

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	122	136	135	143	150	536
Net fee and commission income	324	307	246	309	304	1 186
Net financial income	12	15	7	12	12	46
Net other income	16	21	2	1	1	40
Total operating income	**474**	**479**	**390**	**465**	**467**	**1 808**
Staff costs	-165	-168	-171	-173	-181	-677
Other expenses	-78	-86	-74	-85	-87	-323
Depreciation of assets	-6	-7	-8	-9	-8	-30
Total operating expenses	**-249**	**-261**	**-253**	**-267**	**-276**	**-1 030**
Profit before credit losses etc	**225**	**218**	**137**	**198**	**191**	**778**
Gains less losses from assets	29					29
Net credit losses	5	11	4	5	-4	25
Operating profit	**259**	**229**	**141**	**203**	**187**	**832**

Life
Total

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	-2	-4	-5	-4	-9	-15
Net life insurance income	786	808	943	934	981	3 471
Net other income	1	-1				
Total operating income	**785**	**803**	**938**	**930**	**972**	**3 456**
Staff costs	-247	-267	-236	-258	-256	-1 008
Other expenses	-135	-125	-106	-108	-128	-474
Depreciation of assets	-109	-116	-124	-105	-130	-454
Total operating expenses	**-491**	**-508**	**-466**	**-471**	**-514**	**-1 936**
Operating profit *	**294**	**295**	**472**	**459**	**458**	**1 520**
Change in surplus values	423	492	381	359	244	1 655
Business result	**717**	**787**	**853**	**818**	**702**	**3 175**

* Consolidated in the Group accounts

Other and eliminations
Total

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Net interest income	181	58	-36	126	-71	329
Net fee and commission income	142	164	231	147	170	684
Net financial income	-29	33	57	-370	37	-309
Net life insurance income	-203	-201	-204	-202	-238	-810
Net other income	220	57	226	46	9	549
Total operating income	**311**	**111**	**274**	**-253**	**-93**	**443**
Staff costs	-779	-718	-645	-806	-809	-2 948
Other expenses	421	439	442	516	556	1 818
Depreciation of assets	-63	-60	-65	-65	-59	-253
Total operating expenses	**-421**	**-339**	**-268**	**-355**	**-312**	**-1 383**
Profit before credit losses etc	**-110**	**-228**	**6**	**-608**	**-405**	**-940**
Gains less losses from assets				-2		-2
Net credit losses	-18	7			2	-11
Operating profit	**-128**	**-221**	**6**	**-610**	**-403**	**-953**

The SEB Group
Net fee and commission income

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Issue of securities	42	99	51	98	32	290
Secondary market shares	915	1 070	556	759	891	3 300
Secondary market other	109	154	63	205	177	531
Custody and mutual funds	1 487	1 535	1 500	1 662	1 692	6 184
Securities commissions	**2 553**	**2 858**	**2 170**	**2 724**	**2 792**	**10 305**
Payments	442	444	438	463	459	1 787
Card fees	868	949	928	985	957	3 730
Payment commissions	**1 310**	**1 393**	**1 366**	**1 448**	**1 416**	**5 517**
Advisory	403	372	511	456	499	1 742
Lending	250	258	207	231	231	946
Deposits	24	28	36	36	27	124
Guarantees	63	74	70	71	68	278
Derivatives	110	111	81	82	96	384
Other	181	193	222	253	226	849
Other commissions	**1 031**	**1 036**	**1 127**	**1 129**	**1 147**	**4 323**
Total commission income	**4 894**	**5 287**	**4 663**	**5 301**	**5 355**	**20 145**
Securities commissions	-164	-419	-117	-198	-204	-898
Payment commissions	-494	-537	-530	-589	-576	-2 150
Other commissions	-243	-224	-244	-240	-298	-951
Commission expense	**-901**	**-1 180**	**-891**	**-1 027**	**-1 078**	**-3 999**
Securities commissions	2 389	2 439	2 053	2 526	2 588	9 407
Payment commissions	816	856	836	859	840	3 367
Other commissions	788	812	883	889	849	3 372
Net fee and commission income	**3 993**	**4 107**	**3 772**	**4 274**	**4 277**	**16 146**

The SEB Group
Net financial income

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Equity instruments and related derivatives	143	114	153	-68	147	342
Interest bearing instruments and related derivatives	320	288	287	529	645	1 424
Capital market related	**463**	**402**	**440**	**461**	**792**	**1 766**
Currency related	516	645	450	659	519	2 270
Net financial income	**979**	**1 047**	**890**	**1 120**	**1 311**	**4 036**

Appendix 6 Profit and loss accounts by geography and quarter

Sweden

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Total operating income	4 904	5 023	4 879	5 005	4 965	19 811
Total operating expenses	-3 192	-3 367	-3 133	-2 438	-3 157	-12 130
Profit before credit losses etc	**1 712**	**1 656**	**1 746**	**2 567**	**1 808**	**7 681**
Gains less losses from assets						
Net credit losses	-59	-44	-68	-61	-13	-232
Operating profit	**1 653**	**1 612**	**1 678**	**2 506**	**1 795**	**7 449**

Norway

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Total operating income	624	827	710	881	853	3 042
Total operating expenses	-361	-409	-372	-532	-442	-1 674
Profit before credit losses etc	**263**	**418**	**338**	**349**	**411**	**1 368**
Gains less losses from assets						
Net credit losses	-11	8	10	8	-37	15
Operating profit	**252**	**426**	**348**	**357**	**374**	**1 383**

Denmark

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Total operating income	614	632	672	715	754	2 633
Total operating expenses	-314	-339	-326	-508	-356	-1 487
Profit before credit losses etc	**300**	**293**	**346**	**207**	**398**	**1 146**
Gains less losses from assets						
Net credit losses	-7	-6	-9	-2		-24
Operating profit	**293**	**287**	**337**	**205**	**398**	**1 122**

Finland

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Total operating income	238	236	222	280	247	976
Total operating expenses	-144	-112	-119	-204	-137	-579
Profit before credit losses etc	**94**	**124**	**103**	**76**	**110**	**397**
Gains less losses from assets						
Net credit losses	-1	-1	-2	-1	-4	-5
Operating profit	**93**	**123**	**101**	**75**	**106**	**392**

Germany

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Total operating income	1 730	1 644	1 526	1 664	1 620	6 564
Total operating expenses	-1 139	-1 126	-1 172	-1 181	-1 140	-4 618
Profit before credit losses etc	**591**	**518**	**354**	**483**	**480**	**1 946**
Gains less losses from assets	-18		1	8		-9
Net credit losses	-113	-86	-75	-118	-149	-392
Operating profit	**460**	**432**	**280**	**373**	**331**	**1 545**

Estonia

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Total operating income	282	297	324	392	388	1 295
Total operating expenses	-121	-118	-128	-151	-151	-518
Profit before credit losses etc	**161**	**179**	**196**	**241**	**237**	**777**
Gains less losses from assets	13		5	13		31
Net credit losses	-3	2	-6	-13	-12	-20
Operating profit	**171**	**181**	**195**	**241**	**225**	**788**

Latvia

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Total operating income	256	286	309	332	329	1 183
Total operating expenses	-120	-130	-119	-134	-137	-503
Profit before credit losses etc	**136**	**156**	**190**	**198**	**192**	**680**
Gains less losses from assets	4	1	-1			4
Net credit losses	2	-6	3	-24	-8	-25
Operating profit	**142**	**151**	**192**	**174**	**184**	**659**

Lithuania

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Total operating income	346	387	429	441	508	1 603
Total operating expenses	-169	-168	-180	-188	-195	-705
Profit before credit losses etc	**177**	**219**	**249**	**253**	**313**	**898**
Gains less losses from assets		14	2			16
Net credit losses	-12	-32	13	-10	-12	-41
Operating profit	**165**	**201**	**264**	**243**	**301**	**873**

Other countries and eliminations

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Total operating income	616	359	371	294	529	1 640
Total operating expenses	-210	132	99	-344	-89	-323
Profit before credit losses etc	**406**	**491**	**470**	**-50**	**440**	**1 317**
Gains less losses from assets	29	-1	-1	1		28
Net credit losses	6	3	-2	1	1	8
Operating profit	**441**	**493**	**467**	**-49**	**442**	**1 352**

SEB Group Total

SEKm	Q 1 2006	Q 2 2006	Q 3 2006	Q 4 2006	Q 1 2007	Full year 2006
Total operating income	9 610	9 691	9 442	10 004	10 193	38 747
Total operating expenses	-5 770	-5 637	-5 450	-5 680	-5 802	-22 537
Profit before credit losses etc	**3 840**	**4 054**	**3 992**	**4 324**	**4 391**	**16 210**
Gains less losses from assets	28	14	6	22		70
Net credit losses	-198	-162	-136	-222	-234	-718
Operating profit	**3 670**	**3 906**	**3 862**	**4 124**	**4 157**	**15 562**

Appendix 7 Skandinaviska Enskilda Banken (parent company)

In accordance with SFSA regulations	Q1	Q4			Jan - Mar			Full year
SEKm	2007	2006	%		2007	2006	%	2006
Interest income	*9 739*	*9 506*	*2*		*9 739*	*7 074*	*38*	*32 316*
Leasing income	*223*	*222*	*0*		*223*	*216*	*3*	*877*
Interest expense	*-8 736*	*-8 600*	*2*		*-8 736*	*-6 026*	*45*	*-28 482*
Net interest income [1]								
Dividends received	10	1 095	-99		10	1		1 407
Commission income [2]	*2 178*	*2 164*	*1*		*2 178*	*1 732*	*26*	*8 374*
Commission costs [2]	*- 320*	*- 311*	*3*		*- 320*	*- 274*	*17*	*-1 211*
Net commission income [2]	1 858	1 853	0		1 858	1 458	27	7 163
Net financial income [3]	1 057	1 024	3		1 057	770	37	3 515
Other operating income	316	631	-50		316	296	7	2 108
Total income	**4 467**	**5 731**	**-22**		**4 467**	**3 789**	**18**	**18 904**
Staff costs	-2 139	-2 118	1		-2 139	-2 005	7	-8 409
Other administrative and operating costs	-1 010	-1 061	-5		-1 010	-1 125	-10	-4 664
Depreciation of assets	- 100	- 109	-8		- 100	- 84	19	- 399
Total costs	**-3 249**	**-3 288**	**-1**		**-3 249**	**-3 214**	**1**	**-13 472**
Profit/loss from banking operations before credit losses	**1 218**	**2 443**	**-50**		**1 218**	**575**	**112**	**5 432**
Net credit losses [4]	6	- 45	-113		6	- 18	-133	- 134
Change in value of seized assets								
Impairment financial assets		- 89	-100					- 100
Operating profit	**1 224**	**2 309**	**-47**		**1 224**	**557**	**120**	**5 198**
Pension compensation	87	93	-6		87	74	18	343
Profit before appropriation and tax	**1 311**	**2 402**	**-45**		**1 311**	**631**	**108**	**5 541**
Other appropriations	- 90	- 155	-42		- 90	- 178	-49	- 688
Current tax	- 118	925	-113		- 118	- 135	-13	- 200
Deferred tax	- 11	- 833	-99		- 11	11	-200	- 491
Net profit	**1 092**	**2 339**	**-53**		**1 092**	**329**		**4 162**

1) Net interest income - Skandinaviska Enskilda Banken

	Q1	Q4		Q1	Jan - Mar			Full year
SEKm	2007	2006	%		2007	2006	%	2006
Interest income	*9 739*	*9 506*	*2*		*9 739*	*7 074*	*38*	*32 316*
Leasing income	*223*	*222*	*0*		*223*	*216*	*3*	*877*
Interest costs	*-8 736*	*-8 600*	*2*		*-8 736*	*-6 026*	*45*	*-28 482*
Leasing depreciation	-74	-75	-1		-74	-75	-1	-302
Net interest income	**1 152**	**1 053**	**9**		**1 152**	**1 189**	**-3**	**4 409**

2) Net fee and commission income - Skandinaviska Enskilda Banken

SEKm	Q1 2007	Q4 2006	%	Jan - Mar 2007	Jan - Mar 2006	%	Full year 2006
Securities commissions	1 237	1 260	-2	1 237	857	44	4 633
Payment commissions	333	323	3	333	322	3	1 279
Other commissions	608	581	5	608	553	10	2 462
Commission income	**2 178**	**2 164**	**1**	**2 178**	**1 732**	**26**	**8 374**
Securities commissions	-47	-48	-2	-47	-39	21	-174
Payment commissions	-126	-137	-8	-126	-106	19	-490
Other commissions	-147	-126	17	-147	-129	14	-547
Commission expense	**-320**	**-311**	**3**	**-320**	**-274**	**17**	**-1 211**
Securities commissions, net	1 190	1 212	-2	1 190	818	45	4 459
Payment commissions, net	207	186	11	207	216	-4	789
Other commissions, net	461	455	1	461	424	9	1 915
Net fee and commission income	**1 858**	**1 853**	**0**	**1 858**	**1 458**	**27**	**7 163**

3) Net financial income - Skandinaviska Enskilda Banken

SEKm	Q1 2007	Q4 2006	%	Jan - Mar 2007	Jan - Mar 2006	%	Full year 2006
Equity instruments and related derivatives	78	- 47		78	- 24		189
Debt instruments and related derivatives	592	581	2	592	367	61	1 557
Capital market related	**670**	**534**	**25**	**670**	**343**	**95**	**1 746**
Currency-related	387	490	-21	387	427	-9	1 769
Net financial income	**1 057**	**1 024**	**3**	**1 057**	**770**	**37**	**3 515**

4) Net credit losses - Skandinaviska Enskilda Banken

SEKm	Q1 2007	Q4 2006	%	Jan - Mar 2007	Jan - Mar 2006	%	Full year 2006
Provisions:							
Net collective provisions	29	- 7		29	- 23		- 138
Specific provisions		- 22	*-100*		- 14	*-100*	- 46
Reversal of specific provisions no longer required	1	14	*-93*	1	8	*-88*	36
Net provisions for contingent liabilities		2	*-100*				
Net provisions	**30**	**- 13**		**30**	**- 29**		**- 148**
Write-offs:							
Total write-offs	- 48	- 95	*-49*	- 48	- 36	*33*	- 265
Reversal of specific provisions utilized for write-offs	20	48	*-58*	20	24	*-17*	182
Write-offs not previously provided for	- 28	- 47	*-40*	- 28	- 12	17	- 83
Recovered from previous write-offs	4	15	*-73*	4	23	*-83*	97
Net write-offs	**- 24**	**- 32**	***-25***	**- 24**	**11**		**14**
Net credit losses	**6**	**- 45**	***-113***	**6**	**- 18**	***-133***	**- 134**
Change in value of seized assets							
Net credit losses incl. change in value of seized assets	**6**	**- 45**	***-113***	**6**	**- 18**	***-133***	**- 134**

Balance sheet - Skandinaviska Enskilda Banken

Condensed SEKm	31 March 2007	31 December 2006	31 March 2006
Cash and cash balances with central banks	4 131	1 828	5 361
Loans to credit institutions	454 453	360 728	391 704
Loans to the public	381 332	333 129	305 273
Financial assets at fair value	380 666	349 764	414 807
Available-for-sale financial assets	34 505	22 057	21 622
Held-to-maturity investments	3 691	3 820	3 715
Discontinued operations			661
Investments in associates	1 080	1 059	1 127
Shares in subsidiaries	56 669	55 306	56 443
Tangible and intangible assets	15 408	15 397	15 026
Other assets	21 407	28 961	50 987
Total assets	**1 353 342**	**1 172 049**	**1 266 726**
Deposits by credit institutions	397 667	332 371	371 659
Deposits and borrowing from the public	397 014	389 127	355 200
Debt securities	255 850	172 288	162 893
Financial liabilities at fair value	159 454	141 501	238 975
Other liabilities	54 096	46 166	51 483
Provisions	358	416	696
Subordinated liabilities	44 080	42 278	42 196
Untaxed reserves	12 176	12 089	11 580
Total equity	32 647	35 813	32 044
Total liabilities and shareholders' equity	**1 353 342**	**1 172 049**	**1 266 726**

Memorandum items - Skandinaviska Enskilda Banken

SEK m	31 March 2007	31 December 2006	31 March 2006
Collateral and comparable security pledged for own liabilities	220 716	231 121	164 988
Other pledged assets and comparable collateral	99 548	70 051	83 653
Contingent liabilities	42 961	55 721	61 423
Commitments	247 876	233 895	144 171

Statement of changes in equity - Skandinaviska Enskilda Banken

SEKm	Reserve for cash flow hedges	Reserve for afs financial assets	Share capital	Restricted reserves	Retained earnings	Total
Jan-mar 2007						
Opening balance	367	212	6 872	12 804	15 558	**35 813**
Dividend to shareholders					- 4 123	**- 4 123**
Dividend, own holdings of shares					44	**44**
Group contributions net after tax					384	**384**
Neutralisation of PL impact and utilisation of employee stock options*					- 168	**- 168**
Neutralisation of 2004 employee stock options**					- 539	**- 539**
Eliminations of repurchased shares for employee stock option programme***					146	**146**
Other changes				32	- 32	
Change in market value	-35	35				
Recognised in income statement		- 8				**- 8**
Translation difference					6	**6**
Net income recognised directly in equity	-35	27			6	**-2**
Net profit					1 092	**1 092**
Total recognised income	-35	27			1 098	**1 090**
Closing balance	**332**	**239**	**6 872**	**12 836**	**12 368**	**32 647**
Jan-dec 2006						
Opening balance	818	191	6 872	12 260	10 696	**30 837**
Effect of merger of SEB IT and Enskilda Securities					1 031	**1 031**
Dividend to shareholders					- 3 264	**- 3 264**
Dividend, own holdings of shares					75	**75**
Group contributions net after tax					1 627	**1 627**
Neutralisation of PL impact and utilisation of employee stock options*					580	**580**
Eliminations of repurchased shares for employee stock option programme***					1 232	**1 232**
Other changes				544	- 544	
Change in market value	- 451	45				**- 406**
Recognised in income statement		- 24				**- 24**
Translation difference					- 37	**- 37**
Net income recognised directly in equity	-451	21			-37	**-467**
Net profit					4 162	**4 162**
Total recognised income	-451	21			4 125	**3 695**
Closing balance	**367**	**212**	**6 872**	**12 804**	**15 558**	**35 813**
Jan-mar 2006						
Opening balance	818	191	6 872	12 260	10 696	**30 837**
Dividend to shareholders						
Dividend, own holdings of shares						
Group contributions net after tax					451	**451**
Neutralisation of PL impact and utilisation of employee stock options*					364	**364**
Eliminations of repurchased shares for employee stock option programme***					252	**252**
Other changes					- 1	**- 1**
Change in market value	-240	56				**- 184**
Recognised in income statement						
Translation difference					- 4	**- 4**
Net income recognised directly in equity	-240	56			-4	**-188**
Net profit					329	**329**
Total recognised income	-240	56			325	**141**
Closing balance	**578**	**247**	**6 872**	**12 260**	**12 087**	**32 044**

* Includes changes in nominal amounts of equity swaps used for hedging of stock option programmes.

** Reclassification from equity instruments to financial instruments.

*** As of 31 December 2006 SEB owned 8.9 million Class A shares for the employee stock option programme. The acquisition cost for these shares is deducted from shareholders' equity. During 2007 1.5 million of these shares have been sold as employee stock options have been exercised. Thus, as of 31 March SEB owned 7.4 million Class A-shares with a market value of SEK 1,663m for hedging of the long-term incentive programmes.

Cash flow analysis - Skandinaviska Enskilda Banken

SEKm	Jan - Mar 2007	Jan - Mar 2006	%	Full year 2006
Cash flow from the profit and loss statement	789	1 368	-42	3 924
Increase (-)/decrease (+) in portfolios	-22 737	-33 508	-32	-32 945
Increase (+)/decrease (-) in issued short term securities	68 820	1 546		60 688
Increase (-)/decrease (+) in lending to credit institutions	-58 419	-125 815	-54	-18 537
Increase (-)/decrease (+) in lending to the public	-48 248	-13 453		-41 796
Increase (+)/decrease (-) in liabilities to credit institutions	65 295	26 149	150	-13 138
Increase (+)/decrease (-) in deposits and borrowings from the public	7 889	30 481	-74	64 407
Change in other balance sheet items	12 999	23 144	-44	9 411
Cash flow, current operations	26 388	-90 088	-129	32 014
Cash flow, investment activities	-1 257	1 332	-194	5 208
Cash flow, financing activities	12 464	22 486	-45	-30 396
Cash flow	**37 595**	**-66 270**	-157	**6 826**
Liquid funds at beginning of year	89 198	82 666	8	82 666
Exchange difference in liquid funds	- 13	32	-141	- 294
Cash flow	37 595	-66 270	-157	6 826
Liquid funds at end of period[1)]	**126 780**	**16 428**		**89 198**

Only liquid funds have been adjusted for exchange rate differences.

1) Cash and cash equivalents at end of period is defined as Cash and cash balances with central banks and Loans to credit institutions - payable on demand. Cash and cash equivalents March 2006 is restated.

Derivative contracts - Skandinaviska Enskilda Banken

31 March 2007 Book value, SEK m	Derivatives with positive amounts	Derivatives with negative amounts
Interest-related	32 543	32 459
Currency-related	16 951	16 746
Equity-related	6 062	1 120
Other	26	64
Total	**55 582**	**50 389**

END